Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Profertil S.A. from its assessment of internal control over financial reporting as of December 31, 2025 because it was acquired by the Company in a purchase business combination during 2025. We have also excluded Profertil S.A. from our audit of internal control over financial reporting. Profertil S.A. is a subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 33.4 % and 2.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

www.pwc.com.ar	Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Level 3 Biological Assets

As described in Notes 16, 32 (b) and 33.11 to the consolidated financial statements, the total aggregated fair value of the Company’s level 3 biological assets related to sown land – sugarcane, sown land – crops and sown land – rice was US$ 259 million as of December 31, 2025. The fair value of these level 3 biological assets is determined by management using a discounted cash flow model which requires the input of highly subjective assumptions including significant unobservable inputs. The discounted cash flow model included significant judgements and assumptions relating to management’s cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the level 3 biological assets related to sown land – sugarcane, sown land – crops and sown land – rice is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane. These procedures also included, among others evaluating the significant assumptions and methods used by management in developing the fair value measurement including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate. Evaluating management’s assumptions involved evaluating whether these assumptions were reasonable considering the consistency with external information and past records and testing management’s sensitivity analysis of certain significant assumptions. Professionals with specialized skill and knowledge were used to assist in the evaluation of certain significant assumptions, including estimated yields at the point of harvest and estimated production cycle.

Acquisition of Profertil S.A. – Valuation of Fertilizer Plant Complex

As described in Notes 21, 32 (e) and 33.2 (a) to the consolidated financial statements, on December 18, 2025, the Company completed the acquisition of Profertil S.A. (Profertil) for a total purchase consideration of US$ 596.3 million. This acquisition resulted in the recognition of US$ 1,303.1 million of property, plant and equipment of which, US$ 1,107 million related to the fertilizer plant complex of Bahia Blanca (Fertilizer Complex). The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred and the liabilities incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. Management determined the fair value of the Fertilizer Complex using a depreciated replacement cost approach. Under the cost approach, the value is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence. The key judgment and assumptions used include the current replacement cost and physical deterioration factors, including economic useful life and effective age. Determining the fair value of the Fertilizer Complex requires significant management judgment and involves the use of significant estimates and assumptions. The valuation was performed with the assistance of an independent valuation specialist.

The principal considerations for our determination that performing procedures relating to the valuation of the Fertilizer Complex acquired in the acquisition of Profertil is a critical audit matter are (i) the significant judgment by management when developing the depreciated replacement cost of the Fertilizer Complex acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to current replacement cost and physical deterioration factors, including economic useful life and effective age; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the Fertilizer Complex acquired. The work of management’s independent valuation specialist was used in performing the procedures to evaluate the reasonableness of the estimates of depreciated replacement cost. As a basis for using this work, the specialist’s qualifications were understood and the Company’s relationship with the specialist was assessed. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the Fertilizer Complex acquired; (iii) evaluating the appropriateness of the depreciated replacement cost method used by management; (iv) testing the completeness and accuracy of the underlying data used in the depreciated replacement cost method; and (v) evaluating the reasonableness of management's significant assumptions related to the current replacement cost and physical deterioration factors, including economic useful life and effective age. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the depreciated replacement cost method and (ii) the reasonableness of the significant assumptions related to current replacement cost and physical deterioration factors, including economic useful life and effective age.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono

Buenos Aires, Argentina.
March 13, 2026.

We have served as the Company’s auditor since 2008.

Legal information

Name as specified in charter: Adecoagro S.A.

Legal address: 28, Boulevard F.W. Raiffeisen, L-2411, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 147,872,161 common shares
Outstanding Capital stock: 142,576,786 common shares
Treasury shares: 5,295,375 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2025	2024	2023
Revenue	4	1,427,734	1,518,907	1,298,871
Cost of revenue	5	(1,178,507)	(1,198,715)	(973,180)
Initial recognition and changes in fair value of biological assets and agricultural produce	16	95,610	143,081	87,858
Changes in net realizable value of agricultural produce after harvest		6,439	(28,437)	1,838
Margin on manufacturing and agricultural activities before operating expenses		351,276	434,836	415,387
General and administrative expenses	6	(122,122)	(103,880)	(70,320)
Selling expenses	6	(161,134)	(153,482)	(129,092)
Other operating income, net	8	26,285	4,824	25,590
Profit from operations		94,305	182,298	241,565
Finance income	9	35,105	16,808	157,100
Finance costs	9	(127,134)	(166,441)	(122,087)
Other financial results - Net (loss) / gain of inflation effects on monetary items	9	(9,209)	2,421	28,816
Financial results, net	9	(101,238)	(147,212)	63,829
(Loss) / profit before income tax		(6,933)	35,086	305,394
Income tax benefit / (expense)	10	174	57,015	(78,673)
(Loss) / profit for the year		(6,759)	92,101	226,721

Attributable to:
Equity holders of the parent		(8,348)	92,340	226,291
Non-controlling interest		1,589	(239)	430

Earnings per share attributable to the equity holders of the parent during the year:
Basic earnings per share	11	(0.082)	0.900	2.113
Diluted earnings per share	11	(0.082)	0.896	2.105

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2025	2024	2023
(Loss) / profit for the year	(6,759)	92,101	226,721
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(23,089)	396,416	(222,166)
Cash flow hedge, net of income tax	—	17,124	27,748
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 12)	41,744	(268,415)	122,793
Other comprehensive income / (loss) for the year	18,655	145,125	(71,625)
Total comprehensive income for the year	11,896	237,226	155,096

Attributable to:
Equity holders of the parent	9,632	234,166	155,044
Non-controlling interest	2,264	3,060	52

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2025	2024
ASSETS
Non-Current Assets
Property, plant and equipment, net	12	3,010,351	1,548,589
Right of use assets	13	388,993	373,846
Investment property	14	24,037	33,542
Intangible assets, net	15	253,875	37,231
Biological assets	16	40,488	43,418
Deferred income tax assets	10	23,722	15,507
Trade and other receivables, net	18	82,889	38,510
Derivative financial instruments	17	1,888	5,482
Other assets		3,459	3,761
Total Non-Current Assets		3,829,702	2,099,886
Current Assets
Biological assets	16	274,256	250,527
Inventories	19	306,271	289,664
Trade and other receivables, net	18	364,350	213,356
Derivative financial instruments	17	1,243	4,114
Short-term investments	17	89,826	46,097
Cash and cash equivalents	20	383,150	211,244
Total Current Assets		1,419,096	1,015,002
TOTAL ASSETS		5,248,798	3,114,888
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	221,808	167,073
Share premium	22	876,091	659,399
Cumulative translation adjustment		(426,225)	(413,757)
Equity-settled compensation		11,358	17,264
Other reserves		153,237	151,261
Treasury shares		(7,940)	(16,989)
Revaluation surplus		275,709	245,261
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		509,730	518,064
Equity attributable to equity holders of the parent		1,655,342	1,369,150
Non-controlling interest		136,949	38,951
TOTAL SHAREHOLDERS EQUITY		1,792,291	1,408,101
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	700	767
Borrowings	26	1,379,921	680,005
Lease liabilities	27	296,643	287,679
Deferred income tax liabilities	10	728,634	330,336
Payroll and social security liabilities	28	567	1,454
Derivatives financial instruments	17	1,271	3,983
Provisions for other liabilities	29	22,269	2,244
Total Non-Current Liabilities		2,430,005	1,306,468
Current Liabilities
Trade and other payables	25	673,160	206,907
Current income tax liabilities		31,921	3,471
Payroll and social security liabilities	28	38,782	32,735
Borrowings	26	213,088	99,551
Lease liabilities	27	59,959	54,351
Derivative financial instruments	17	4,123	1,796
Provisions for other liabilities	29	5,469	1,508
Total Current Liabilities		1,026,502	400,319
TOTAL LIABILITIES		3,456,507	1,706,787
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		5,248,798	3,114,888

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2023	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
Profit for the year	—	—	—	—	—	—	—	—	—	226,291	226,291	430	226,721
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(147,832)	—	—	—	—	(63,523)	—	—	(211,355)	(10,811)	(222,166)
Cash flow hedge (*)	—	—	—	—	27,748	—	—	—	—	—	27,748	—	27,748
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	112,360	—	—	112,360	10,433	122,793
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(13,148)	—	13,148	—	—	—
Other comprehensive income for the year	—	—	(147,832)	—	27,748	—	—	35,689	—	13,148	(71,247)	(378)	(71,625)
Total comprehensive income for the year	—	—	(147,832)	—	27,748	—	—	35,689	—	239,439	155,044	52	155,096

Reserves for the benefit of government grants (1)	—	—	—	—	—	22,992	—	—	—	(22,992)	—	—	—
Employee share options (Note 23)
- Exercised	—	236	—	(77)	—	—	55	—	—	—	214	—	214
Restricted shares (Note 23):
- Value of employee services	—	—	—	6,084	—	—	—	—	—	—	6,084	—	6,084
- Vested	—	7,528	—	(6,145)	—	1,554	—	—	—	—	2,937	—	2,937
- Forfeited	—	—	—	—	—	30	(30)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(824)	824	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(22,123)	—	—	—	—	(4,119)	—	—	—	(26,242)	—	(26,242)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(1,084)	(1,084)
Balance at December 31, 2023	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
(*) Net of ($8,498) of income tax.
(**) Net of $62,988 of Income tax..
(***) Net of $10,492 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2024	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
Profit for the year	—	—	—	—	—	—	—	—	—	92,340	92,340	(239)	92,101
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	190,104	—	—	—	—	180,252	—	—	370,356	26,060	396,416
Cash flow hedge (*)	—	—	—	—	17,124	—	—	—	—	—	17,124	—	17,124
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(245,654)	—	—	(245,654)	(22,761)	(268,415)
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(6,935)	—	6,935	—	—	—
Other comprehensive (loss) / income for the year	—	—	190,104	—	17,124	—	—	(72,337)	—	6,935	141,826	3,299	145,125
Total comprehensive income for the year	—	—	190,104	—	17,124	—	—	(72,337)	—	99,275	234,166	3,060	237,226

Reserves for the benefit of government grants (1)	—	—	—	—	—	—	—	—	—	—	—	—	—
Employee share options (Note 23):
- Exercised	—	115	—	(38)	—	—	22	—	—	—	99	—	99
Restricted shares and restricted units (Note 23):
- Value of employee services	—	—	—	4,759	—	—	—	—	—	—	4,759	—	4,759
- Vested	—	7,540	—	(6,111)	—	1,456	—	—	—	—	2,885	—	2,885
- Forfeited	—	—	—	—	—	34	(34)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(906)	906	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(57,066)	—	—	—	—	(9,821)	—	—	—	(66,887)	—	(66,887)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(629)	(629)
Balance at December 31, 2024	167,073	659,399	(413,757)	17,264	—	151,261	(16,989)	245,261	41,574	518,064	1,369,150	38,951	1,408,101

(*) Net of $(7,092) of Income tax.
(**) Net of $144,971 of Income tax.
(***) Net of $2,265 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2025	167,073	659,399	(413,757)	17,264	151,261	(16,989)	245,261	41,574	518,064	1,369,150	38,951	1,408,101
Loss for the year	—	—	—	—	—	—	—	—	(8,348)	(8,348)	1,589	(6,759)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(12,468)	—	—	—	(8,343)	—	—	(20,811)	(2,278)	(23,089)
- Items will not be reclassified to profit or loss:
Revaluation surplus (*)	—	—	—	—	—	—	38,791	—	—	38,791	2,953	41,744
Other comprehensive income/ (loss) for the year	—	—	(12,468)	—	—	—	30,448	—	—	17,980	675	18,655
Total comprehensive income/ (loss) for the year	—	—	(12,468)	—	—	—	30,448	—	(8,348)	9,632	2,264	11,896

Reduction of issued share capital of the company (Note 22):	(9,000)	—	—	—	—	9,000	—	—	—	—	—	—
Issued of capital (Note 22)	63,735	239,952	—	—	—	—	—	—	—	303,687	—	303,687
Employee share options (Note 23):
- Exercised	—	52	—	(15)	—	8	—	—	—	45	—	45
- Forfeited	—	—	—	(9)	—	—	—	—	14	5	—	5
Restricted shares (Note 23):
- Value of employee services	—	—	—	13,671	—	—	—	—	—	13,671	—	13,671
- Vested	—	20,311	—	(19,553)	3,604	—	—	—	—	4,362	—	4,362
- Forfeited	—	—	—	—	2	(2)	—	—	—	—	—	—
- Granted	—	—	—	—	(1,630)	1,630	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(8,623)	—	—	—	(1,587)	—	—	—	(10,210)	—	(10,210)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	(95)	(95)
Non-controlling interest on acquisition of subsidiary (Note 21)	—	—	—	—	—	—	—	—	—	—	95,829	95,829
Balance at December 31, 2025	221,808	876,091	(426,225)	11,358	153,237	(7,940)	275,709	41,574	509,730	1,655,342	136,949	1,792,291
(*) Net of $22,476 of Income tax.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2025	2024	2023
Cash flows from operating activities:
(Loss) / profit for the year		(6,759)	92,101	226,721
Adjustments for:
Income tax expense / (benefit)	10	(174)	(57,015)	78,673
Depreciation	12	195,755	223,843	198,288
Amortization	15	2,816	2,314	1,730
Depreciation of right of use assets	13	72,897	77,867	74,085
(Gain) / loss from the disposal of other property items	8	(4,254)	2,408	(4,747)
Gain from the sale of farmland and other assets	8	—	(6,050)	(6,334)
(Insurance recovery) / impairment due to fire	8	(4,395)	14,259	—
Net (gain) / loss from the fair value adjustment of Investment properties	8	(3,312)	23,375	(10,620)
Equity settled share-based compensation granted	7	11,896	6,680	8,581
(Gain) from derivative financial instruments and forwards	8, 9	(2,857)	(1,153)	(8,605)
Interest, finance cost related to lease liabilities and other financial expense, net	9	89,757	68,315	16,428
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(13,427)	18,301	17,663
Changes in net realizable value of agricultural produce after harvest (unrealized)		(876)	7,327	(2,599)
Provision and allowances		3,827	(1,820)	654
Tax credits recognized	8	(6,144)	(19,486)	—
Net loss / (gain) of inflation effects on the monetary items	9	9,209	(2,421)	(28,816)
Foreign exchange (gain) / losses, net	9	(5,826)	37,569	(90,930)
Cash flow hedge – transfer from equity	9	—	28,650	36,863
Subtotal		338,133	515,064	507,035
Changes in operating assets and liabilities:
(Increase) / decrease in trade and other receivables		(57,221)	(68,299)	3,683
Decrease / (increase) in inventories		43,615	3,089	(12,410)
Increase in biological assets		(17,783)	(38,861)	(23,393)
Decrease / (increase) in other assets		240	(2,054)	(37)
Decrease / (increase) in derivative financial instruments		3,779	21,820	(11,181)
Decrease in trade and other payables		(3,053)	(100,346)	(43,925)
Increase in payroll and social security liabilities		2,137	4,093	15,674
Increase in provisions for other liabilities		1,085	1,110	803
Net cash generated from operating activities before taxes paid		310,932	335,616	436,249
Income tax paid		(2,414)	(7,285)	(1,342)
Net cash generated from operating activities	(a)	308,518	328,331	434,907

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2025	2024	2023
Cash flows from investing activities:
Acquisition of subsidiaries net of cash and cash equivalents acquired	21	(676,018)	(16,184)	(3,193)
Purchases of property, plant and equipment	12	(264,120)	(260,211)	(241,623)
Purchase of cattle and non-current biological assets	16	(139)	(1,928)	(511)
Purchases of intangible assets	15	(2,043)	(1,190)	(1,291)
Interest received and others (*)	9	28,829	7,847	62,120
Proceeds from disposal of other property items		4,674	2,332	4,094
Proceeds from the sale of farmland and other assets	21	3,292	23,259	33,242
Acquisition of short-term investment	17 (b)	(312,996)	(47,886)	(106,897)
Disposals of short-term investment	17	295,577	62,396	142,507
Net cash used in investing activities	(c)	(922,944)	(231,565)	(111,552)

Cash flows from financing activities:
Proceeds from issuance of shares net of transaction costs	22	303,687	—	—
Proceeds from long-term borrowings	26	870,606	126,757	7,739
Payments of long-term borrowings	26	(213,936)	(105,749)	(24,105)
Proceeds from short-term borrowings	26	279,900	169,901	448,532
Payments of short-term borrowings	26	(256,340)	(239,947)	(420,276)
Interest paid	(d)	(48,712)	(24,629)	(55,476)
Proceeds from exercise of employee share options		45	99	214
(Payments) / collections of derivatives financial instruments		(226)	669	(32)
Lease payments		(103,945)	(98,478)	(104,097)
Purchase of own shares		(10,210)	(66,887)	(26,242)
Dividends paid to non-controlling interest		(95)	(736)	—
Dividends paid to shareholders		(35,000)	(35,000)	(35,000)
Net cash used in financing activities	(e)	785,774	(274,000)	(208,743)
Net (decrease) / increase in cash and cash equivalents		171,348	(177,234)	114,612
Cash and cash equivalents at beginning of year	20	211,244	339,781	230,653
Effect of exchange rate changes and inflation on cash and cash equivalents	(f)	558	48,697	(5,484)
Cash and cash equivalents at end of year	20	383,150	211,244	339,781
Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		2025	2024	2023
Operating activities	(a)	8,629	(102,797)	(16,383)
Acquisition of short term investment	(b)	1,827	(2,034)	—
Investing activities	(c)	(3,466)	(7,168)	(41,179)
Interest paid	(d)	(1,433)	9,395	(8,253)
Financing activities	(e)	(2,624)	71,386	45,933
Effects of exchange rate changes and inflation on cash and cash equivalents	(f)	(2,539)	38,579	11,629
(*) Includes US$5,890 in 2025 related to gains on bond arbitrage transactions (US$238 in 2024 and US$54,687 in 2023) of which the combined effect of IAS 29 and 21 of the Argentine subsidiaries is US$8 for 2025, US$(105) in 2024 and US$30,544 in 2023.
For non-cash transactions, see Note 13 for Right of Use Assets and related to acquisition of subsidiaries, see Note 21.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group.” The ultimate parent Company is Tether Holdings S.A., which has an 74.3% of the Outstanding shares of the Company

As further described in Note 21, on December 18, 2025, the Group completed the acquisition of Profertil S.A. As a result of this acquisition, Profertil S.A. has been consolidated from the acquisition date through December 31, 2025, and the Group’s consolidated statement of income therefore includes Profertil statement of income for 13 days. In the same manner, the Group’s consolidated financial position as of December 31, 2025 reflects the addition of Profertil’s assets and liabilities, and therefore the Group’s net assets at December 31, 2025 are not directly comparable to those as of December 31, 2024. Accordingly, the consolidated financial statements should be read in light of these circumstances and the related disclosure in Note 21.

The Group’s activities are carried out through three major lines of business, namely, Sugar, Ethanol and Energy, Fertilizers and Farming. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these Consolidated Financial Statements.

Adecoagro is a Public Company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on March 13, 2026.

2.    Financial risk management

Risk management principles and processes

The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.

The Group’s approach to the identification, assessment and mitigation of financial risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate risk management.

The principal financial risks are related to raw material price, end-product price, exchange rate, interest rate, liquidity and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. These risks do not appear in any particular order of materiality or probability of occurrence.

Argentina currency status and macroeconomic outlook:

The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s annual inflation rate for the years ended December 31, 2025, 2024 and 2023 was 31.5%, 117.8% and 211.4%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of December 31, 2025, 2024 and 2023 was Ps.1,455.00, Ps.1,032.00 and Ps.808.45, respectively, against the U.S. dollar. For the years ended December 31, 2025, 2024 and 2023, Argentina’s official exchange rate against the U.S. dollar increased 40.9%, 27.7% and 356.3%, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank under prior administration, had implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as Contado con Liquidación or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets transactions that could be implemented in different ways, both for the inflow and outflow of funds. The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

Since Javier Milei’s was elected to office, his administration has made progress in lifting exchange controls for individuals, as well as in easing other aspects of the foreign exchange controls regime that remains in place. While the current administration is not expected to impose further foreign exchange controls, but rather to eventually eliminate those still in effect, there are no guarantees that new foreign exchange controls will not be implemented in the future by this or any subsequent government.

Argentina has significantly eased its exchange controls as of April 14, 2025. These changes, implemented through Central Bank Communication “A” 8226 and Decree 269/2025, mark a substantial step in the government's economic liberalization program.

A summary of the key changes are the following:

•Access to Foreign Currency: Argentine residents can now freely purchase and hold US dollars for savings or deposits without needing prior authorization from the Central Bank.
•Repatriation of Dividends: Financial institutions can now process transfers abroad for profits and dividends to non-resident shareholders based on audited financial statements from the fiscal year 2025 onwards.
•Import Flexibility: The SIRA/SIRASE system (a previous mandatory request for imports) for import payments has been eliminated.Payments for imported goods can be made once the goods are cleared for domestic use, without previous minimum waiting periods (which were typically 30 days). Advance payments for capital goods are allowed up to 30% of the FOB value, with a total limit of 80% including other payment methods.
•Service Payments: Payments for services from unrelated foreign parties can be made immediately as they accrue. Payments to related foreign parties now have a reduced minimum waiting period of 90 days from the date the service was provided or accrued (down from 180 days).
•Market Transactions: Restrictions on buying and selling securities in foreign currency have been relaxed. Simplified Documentation: Declarations for foreign exchange transactions that occurred before April 11, 2025, are no longer required to access the FX market.
•Exchange Rate Regime: A new managed floating exchange rate regime has been introduced, with a free float between bands, which as of December 31, 2025, were a 916.58 and 1,526.09.

The Company is permanently monitoring the evolution of the program to determine the possible impacts that these new measures could have on the Company’s business and financial position.

•Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are presented in U.S. Dollars and may be affected by fluctuations in exchange rates. Currency risks, as defined by IFRS 7, arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
A significant majority of the Group’s business activities is conducted in the functional currencies of the respective subsidiaries, which are the local currencies for the Brazilian operations, the Brazilian Reais and the Argentine Peso for the Argentine subsidiaries, except for Profertil S.A. which functional currency is U.S. Dollar. However, the Group may transact in currencies other than the respective functional currencies, mainly the U.S. Dollar. As such, these subsidiaries may hold U.S. Dollar denominated monetary balances at each year-end as indicated in the tables below.

The Group’s net financial position exposure to the U.S. Dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

The following tables show the net monetary position of the respective subsidiaries within the Group categorized by functional currency. Non-U.S. Dollar amounts are presented in U.S. Dollars for purpose of these tables.

	2025
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Chilean Peso	U.S. Dollar	Total
Argentine Peso	26,636	—	—	(3,964)	22,672
Brazilian Reais	—	(609,955)	—	—	(609,955)
U.S. Dollar	(864,198)	(250,999)	1,509	(162,066)	(1,275,754)
Uruguayan Peso	—	—	—	(2,046)	(2,046)
Euro	(817)	—	—	(27,991)	(28,808)
Total	(838,379)	(860,954)	1,509	(196,067)	(1,893,891)

	2024
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	3,374	—	—	—	3,374
Brazilian Reais	—	(553,476)	—	—	(553,476)
U.S. Dollar	(189,915)	(201,818)	35,958	(22,319)	(378,094)
Uruguayan Peso	—	—	(4,476)	—	(4,476)
Total	(186,541)	(755,294)	31,482	(22,319)	(932,672)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the years ended December 31, 2025 and 2024 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso.

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Chilean / Uruguayan Peso	Total
2025	U.S. Dollar	(216,050)	(25,100)	151	(240,999)
2024	U.S. Dollar	(47,479)	(20,182)	3,596	(64,065)

The tables above only consider the effect of a hypothetical appreciation / (depreciation) of the U.S. Dollars on the Group’s net financial position. A hypothetical appreciation / (depreciation) of the U.S. Dollar against the functional currencies of the Group’s subsidiaries has historically had a positive / negative effect, respectively, on the fair value of the Group’s biological assets and the end prices of the Group’s agriculture produce, both of which are generally linked to the U.S. Dollar.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
 Hedge Accounting Cash Flow Hedge

As part of the exchange rate risk, the Group may document and designate cash flow hedging relationships to hedge the foreign exchange rate risk of all or part of its highly probable future sales in U.S. Dollars using either all or a portion of its US dollar-denominated borrowings and/or derivative instruments including but not limited to currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

The Group had formally hedged a portion of its highly probable future US dollar-denominated sales using a portion of its US dollar-denominated borrowings. For the year ended December 31, 2025, nil before income tax was recognized in other comprehensive income (December 31, 2024: US$ 601) and nil (December 31, 2024: US$ 26,997) was reclassified from equity to profit or loss within “Financial results, net”.

•Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers, agrochemicals, and natural gas, among others. Prices for these raw materials may vary significantly.

•End-product price risk

Prices for commodity products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group combines different actions to minimize price risk. A percentage of crops are to be sold during and post-harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops and sugar future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the consolidated statement of income. The prices of Urea is affected by the volatility of the products in the international reference markets, affecting the margins and the results of operations of our fertilizer business segment.

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any material losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.

Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, and that borrowing facilities are not available to meet cash requirements. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources close oversight of cash flows projections, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group's ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long-term financial facilities.

As of December 31, 2025, cash and cash equivalents of the Group totaled US$383.2 million, and short term investments totaled US$89.8 million.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
The tables below analyze the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables where discounting is not applied.

At December 31, 2025	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	636,302	700	—	—	637,002
Borrowings	287,893	644,624	289,270	1,056,506	2,278,293
Leases Liabilities	82,106	78,290	174,658	179,537	514,591
Derivative financial instruments	5,394	—	—	—	5,394
Total	1,011,695	723,614	463,928	1,236,043	3,435,280

At December 31, 2024	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	174,096	767	—	—	174,863
Borrowings	242,332	153,989	500,453	107,225	1,003,999
Leases Liabilities	66,365	82,192	183,204	196,594	528,355
Derivative financial instruments	5,779	—	—	—	5,779
Total	488,572	236,948	683,657	303,819	1,712,996

•Interest rate risk

The Group’s interest rate risk arises from long-term borrowings at floating rates, which expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group's borrowings is set out in Note 26.

The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary debt holder. These analyses are performed after giving effect to interest rate swaps.

The analysis for the year ended December 31, 2025 and 2024 is as follows:

	2025
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	U.S. Dollar	Total
Fixed rate:
Argentine Peso	82	—	—	82
Brazilian Reais	—	84,665	—	84,665
U.S. Dollar	255,992	297,765	720,987	1,274,744
Subtotal fixed-rate borrowings	256,074	382,430	720,987	1,359,491
Variable rate:
Brazilian Reais	—	204,145	—	204,145
Euro	—	—	29,373	29,373
Subtotal variable-rate borrowings	—	204,145	29,373	233,518
Total borrowings as per statement of financial position	256,074	586,575	750,360	1,593,009
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	2024
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	U.S. Dollar	Total
Fixed rate:
Argentine Peso	8,827	—	—	8,827
Brazilian Reais	—	39,370	—	39,370
U.S. Dollar	83,500	292,293	152,782	528,575
Subtotal fixed-rate borrowings	92,327	331,663	152,782	576,772
Variable rate:
Brazilian Reais	—	189,339	—	189,339
U.S. Dollar	13,445	—	—	13,445
Subtotal variable-rate borrowings	13,445	189,339	—	202,784
Total borrowings as per statement of financial position	105,772	521,002	152,782	779,556

For the years ended December 31, 2025 and 2024, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

	2025
	Subsidiaries’ functional currency
Rate per currency denomination	Brazilian Reais	U.S. Dollar	Total
Variable rate:
Brazilian Reais	(2,041)	—	(2,041)
Euro	—	(294)	(294)
Total effects on profit before income tax	(2,041)	(294)	(2,335)

	2024
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Total
Variable rate:
Brazilian Reais	—	(1,893)	(1,893)
U.S. Dollar	(134)	—	(134)
Total effects on profit before income tax	(134)	(1,893)	(2,027)

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.

•Credit risk

The Group’s exposure to credit risk mainly arise from the potential non-performance of contractual obligations by the parties, in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group.

Credit risk from trade receivables is considered to be low because the Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group regularly sells to a large base of customers. The type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2025 and 2024, more than 60% and 67%, respectively, of the Group’s sales of crops were sold to 19 and 19 well-known customers (both multinational and local) with a good credit history with the Group. In the rice segment 63% and 65% of sales were sold to 19 and 19 well-known customers for the years ended December 31, 2025 and 2024, respectively.

In the dairy segment, 63% and 67% of the sales were concentrated in 19 and 19 well-known customers for the years ended December 31, 2025 and 2024, respectively.

In the Sugar, Ethanol and Energy segment, (i) 78% and 89% of the sales of ethanol were concentrated in 6 and 12 large well known customers for the years ended December 31, 2025 and 2024, respectively, with a satisfactory credit history with the Company; (ii) 28% and 49% of the sales of Energy were made to Cámara de Comercialização de Energia Elétrica (CCEE ) and an other 45% and 28% is concentrated in 10 and 11 large well known customers with a satisfactory credit history with the Company and for the years ended December 31, 2025 and 2024, respectively, (iii) 81% and 94% of the export of Sugar were concentrated in 6 and 6 large well customers for the years ended December 31, 2025 and 2024, respectively.

In the fertilizers segment, 80% of the sales were concentrated in 18 well-known customers for the years ended December 31, 2025.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 17 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 18.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2025 and 2024, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2025 and 2024, 3 and 5 banks (primarily Credit Agricole, Banco Itaú, Banco Galicia, JP Morgan and FCI) accounted for more than 82% and 70%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2025, the Group invested in BOPREAL (Bonos para la Reconstrucción de una Argentina Libre), LECAPs (Letras del Tesoro Nacional Capitalizables en Pesos), LELINK (Letras Dollar Linked), BONCAP (Bono Capitalizable en Pesos) in fixed-term bank deposits, treasury bills and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on an analysis of that counterparty's relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty's obligations exceed the obligations with that counterparty.

The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well-rated brokers. Management does not expect any counterparty to fail to meet its obligations.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or buy own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total borrowings. During the year ended December 31, 2025, the strategy was to maintain the gearing ratio within 0.30 to 0.60, as follows:

	2025	2024
Total borrowings	1,593,009	779,556
Total equity	1,792,291	1,408,101
Total capital	3,385,300	2,187,657
Gearing ratio	0.47	0.36

•Derivative financial instruments

As part of its business operations, the Group may uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of its strategy, the Group may enter into derivatives of (i) interest rate to manage the composition of floating and fixed rate debt; (ii) currency to manage exchange rate risk, and (iii) crop (future contracts and put and call options) to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than BBB+. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪ Futures / options

As of December 31, 2025:

	2025
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Sugar	170	43,680	1,611	(1,764)
Ethanol	13	36,700	(194)	(194)
Options:
Buy put
Sugar	46	(323)	(368)	(651)
Total	229	80,057	1,049	(2,609)
 As of December 31, 2024:

	2024
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Soybean	2	407	(18)	(18)
Wheat	3	697	16	16
Sugar	46	19,357	854	3,446
OTC:
Sugar	5	2,509	160	828
Total	56	22,970	1,012	4,272
(*) Included in the line item “gain / (loss) from commodity derivative financial instruments” of Note 8.
(**) All quantities expressed either in tons or cubic meters, as applicable.
Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Floating-to-fixed interest rate swaps
The Group’s subsidiary Adecoagro Vale do Ivinhema entered into interest rate swap operations:

a) In December 2020, with Itaú BBA in an aggregate amount of R$ 400 million. In these operations the company receives IPCA (Extended National Consumer Price Index) plus 4.24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap was early terminated in December, 2025 and the subsidiary entered into a new interest rate swap operation with Itaú BBA in an aggregate amount of R$ 365 million. In this transaction, Adecoagro Vale do Ivinhema receives a fixed rate of 13.47% per annum and pays CDI (a floating interbank interest rate in Brazilian Reais) plus 0.05% per annum. This swap expires semiannually until December, 2034.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

b) In July 2024 with:

–Itaú BBA in an aggregate amount of R$ 76 million. In this operation the company receives IPCA (Extended National Consumer Price Index) plus 6.80% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.49% per year. This swap expires in July 2034.

–BR Partners in an aggregate amount of R$ 115 million. In this operation the company receives IPCA (Extended National Consumer Price Index) plus 6.76% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.41% per year. This swap expires in July 2031.

–XP Investimentos in an aggregate amount of R$ 209 million. In this operation the Company receives pre-fixed rate 12.61% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.48% per year. This swap expires in July 2031.
These interest rate swap agreements resulted in a recognition of a gain of US$ 2.2 million and a loss US$ 10.5 million for the years ended December 31, 2025 and 2024, respectively.

▪Currency forward

The Group did not enter nor have outstanding any significant currency forward contract in 2025 and 2024.

Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

We are an agro-industrial company in South America, with operations in Argentina, Brazil and Uruguay. Our businesses encompass agricultural production, industrial processing and the production of critical agricultural inputs. In agriculture, we produce a diversified portfolio of products—including various crops, rice, sugarcane and dairy—supplying both our own industrial operations and third-party clients. Our manufacturing activities include the processing and commercialization of value-added products, such as sugar, ethanol, energy, processed peanuts, rice and dairy products, like UHT milk and powdered milk, among others. In addition, we produce nitrogen-based fertilizers, supporting agricultural productivity in Argentina and South America. We also provide ancillary services such as grain warehousing, conditioning, handling and drying. Furthermore, we opportunistically conduct land sales and/or acquisitions.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the CODM.

Following the completion of the acquisition of Profertil S.A. on December 18, 2025 (Note 21), the Group’s Chief Operating Decision Maker (CODM) reassessed and updated the Group’s internal organizational and management structure and the manner in which operating results are reviewed for purposes of assessing performance and allocating resources. As a result of this acquisition, the group defined a new segment, Fertilizers, which includes mainly the manufacturing and commercialization of fertilizers. For the year ended December 31, 2025, the Fertilizers segment includes (i) the consolidation of the results of operations of Profertil for the period from December 18, 2025 (acquisition date) through December 31, 2025 (a 13-day period), and (ii) the results of Profertil recognized under the equity method for the period from December 10, 2025 (date of acquisition of the equity method investment, including in the line “Other operating income, net” ) through December 17, 2025. See Note 21 — Acquisitions / Dispositions – Acquisition of Profertil S.A.

As a result, beginning in December 2025 the Group operates in three operating segments: ‘Sugar,’ Ethanol and Energy,’ ‘Fertilizers”, and ‘Farming,’ and segment information presented in this note is prepared based on the internal reports that are regularly reviewed by the CODM.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

•The ‘Sugar, Ethanol and Energy’ business consists of cultivating sugarcane which is processed in our own mills in Brazil, transformed into ethanol, sugar and bioelectricity and then commercialized; in addition to the production of biomethane and other by-products;

•The ‘Fertilizers’ business consists of the production of nitrogen-based fertilizers, primarily urea, at our own industrial facility in Argentina, together with the commercialization of these products through a network of storage facilities spread across the country;

•The ‘Farming’ is further comprised of three reportable segments; Crops, Rice and Dairy:

•The ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including soybeans, corn, wheat, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest-year to harvest-year depending on several factors, some of them out of the Group’s control. A single manager is responsible for the management of all crops rather than for each individual crop.

•The ‘Rice’ segment, consists of the genetic development of rice seeds in addition to the planting, harvesting, processing and commercialization of rice and other value-added products; and.

•The ‘Dairy’ segment, which consists of the production of raw milk in our own free-stalls, and sale of raw milk and industrialized products, including fluid milk, cheese and powdered milk, among others, which are produced in our own industrial facilities.

As further discussed in Note 32, the Group applies IAS 29 to its operations in Argentina with functional currency Argentine peso. According to IAS 29, for these Argentine subsidiaries, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results of operations from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. The CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

For all the Group’s segments, the primary operating performance measure is “Profit or Loss from Operations” measured in accordance with the procedure outlined above. Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for all years presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Consolidated Financial Statements:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2025:

	2025
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	247,516	(5,929)	241,587	217,084	(2,868)	214,216	293,289	(9,373)	283,916
Cost of revenue	(237,537)	6,108	(231,429)	(194,193)	2,323	(191,870)	(258,638)	8,361	(250,277)
Initial recognition and changes in fair value of biological assets and agricultural produce	(1,879)	131	(1,748)	17,098	(686)	16,412	23,278	(1,356)	21,922
Loss from changes in net realizable value of agricultural produce after harvest	7,367	(276)	7,091	(25)	(18)	(43)	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	15,467	34	15,501	39,964	(1,249)	38,715	57,929	(2,368)	55,561
General and administrative expenses	(20,785)	991	(19,794)	(21,198)	892	(20,306)	(14,950)	552	(14,398)
Selling expenses	(19,747)	638	(19,109)	(33,137)	1,130	(32,007)	(35,225)	1,079	(34,146)
Other operating income / (expense), net	12,465	(119)	12,346	5,526	(139)	5,387	(107)	(5)	(112)
Profit / (loss) from Operations	(12,600)	1,544	(11,056)	(8,845)	634	(8,211)	7,647	(742)	6,905

Depreciation and amortization	(5,993)	210	(5,783)	(22,384)	597	(21,787)	(17,957)	562	(17,395)
Net loss from Fair value adjustment of investment property	—	—	—	3,366	(54)	3,312	—	—	—
Insurance recovery / Impairment of assets destroyed by fire	11,353	(58)	11,295	—	—	—	—	—	—

	2025
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,445,904	(18,170)	1,427,734
Cost of revenue	—	—	—	(1,195,299)	16,792	(1,178,507)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	97,521	(1,911)	95,610
Loss from changes in net realizable value of agricultural produce after harvest	—	—	—	6,733	(294)	6,439
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	354,859	(3,583)	351,276
General and administrative expenses	(40,149)	1,443	(38,706)	(126,000)	3,878	(122,122)
Selling expenses	(380)	2	(378)	(163,983)	2,849	(161,134)
Other operating income / (expense), net	(256)	7	(249)	26,541	(256)	26,285
Profit / (loss) from Operations	(40,785)	1,452	(39,333)	91,417	2,888	94,305

Depreciation and amortization	(2,043)	69	(1,974)	(200,009)	1,438	(198,571)
Net loss from Fair value adjustment of investment property	—	—	—	3,366	(54)	3,312
Insurance recovery / impairment of assets destroyed by fire	—	—	—	11,353	(58)	11,295

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2024:

	2024
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	236,128	13,068	249,196	248,198	12,242	260,440	284,098	17,219	301,317
Cost of revenue	(213,909)	(12,424)	(226,333)	(208,266)	(10,029)	(218,295)	(241,770)	(13,477)	(255,247)
Initial recognition and changes in fair value of biological assets and agricultural produce	28,347	4,703	33,050	45,780	7,656	53,436	14,539	890	15,429
Gain from changes in net realizable value of agricultural produce after harvest	(19,780)	(2,656)	(22,436)	(6,614)	59	(6,555)	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	30,786	2,691	33,477	79,098	9,928	89,026	56,867	4,632	61,499
General and administrative expenses	(18,622)	(1,517)	(20,139)	(17,025)	(1,255)	(18,280)	(11,769)	(918)	(12,687)
Selling expenses	(17,240)	(1,060)	(18,300)	(30,771)	(1,735)	(32,506)	(27,678)	(1,915)	(29,593)
Other operating income / (expense), net	(5,304)	252	(5,052)	(14,052)	(4,288)	(18,340)	4,084	530	4,614
Profit from Operations	(10,380)	366	(10,014)	17,250	2,650	19,900	21,504	2,329	23,833

Depreciation and amortization	(5,698)	(701)	(6,399)	(14,798)	(1,057)	(15,855)	(12,219)	(1,028)	(13,247)
Net gain from Fair value adjustment of investment property	(588)	(50)	(638)	(18,137)	(4,600)	(22,737)	—	—	—
Impairment of assets destroyed by fire	(14,162)	(97)	(14,259)	—	—	—	—	—	—

	2024
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,476,378	42,529	1,518,907
Cost of revenue	—	—	—	(1,162,785)	(35,930)	(1,198,715)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	129,832	13,249	143,081
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	(25,840)	(2,597)	(28,437)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	417,585	17,251	434,836
General and administrative expenses	(25,452)	(2,143)	(27,595)	(98,047)	(5,833)	(103,880)
Selling expenses	736	(15)	721	(148,757)	(4,725)	(153,482)
Other operating income / (expense), net	294	5	299	8,325	(3,501)	4,824
Profit / (loss) from Operations	(24,422)	(2,153)	(26,575)	179,106	3,192	182,298

Depreciation and amortization	(1,523)	(127)	(1,650)	(223,244)	(2,913)	(226,157)
Net gain from Fair value adjustment of investment property	—	—	—	(18,725)	(4,650)	(23,375)
Impairment of assets destroyed by fire	—	—	—	(14,162)	(97)	(14,259)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the year ended December 31, 2023:

	2023
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	216,912	(50,659)	166,253	256,347	(26,155)	230,192	246,875	(66,756)	180,119
Cost of revenue	(188,954)	45,075	(143,879)	(178,322)	8,064	(170,258)	(209,362)	54,889	(154,473)
Initial recognition and changes in fair value of biological assets and agricultural produce	(4,862)	(5,465)	(10,327)	(2,488)	(1,813)	(4,301)	14,086	(6,036)	8,050
Loss from changes in net realizable value of agricultural produce after harvest	2,730	(736)	1,994	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	25,826	(11,785)	14,041	75,537	(19,904)	55,633	51,599	(17,903)	33,696
General and administrative expenses	(14,779)	4,866	(9,913)	(15,709)	4,436	(11,273)	(10,411)	3,456	(6,955)
Selling expenses	(22,450)	6,336	(16,114)	(33,407)	6,958	(26,449)	(25,488)	8,312	(17,176)
Other operating income / (expense), net	20,006	(4,721)	15,285	7,470	(252)	7,218	1,872	(960)	912
Profit from Operations	8,603	(5,304)	3,299	33,891	(8,762)	25,129	17,572	(7,095)	10,477

Depreciation and amortization	(8,330)	2,909	(5,421)	(15,154)	4,342	(10,812)	(10,913)	3,852	(7,061)
Net loss from Fair value adjustment of investment property	10,199	(650)	9,549	1,176	(105)	1,071	—	—	—

	2023
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,442,441	(143,570)	1,298,871
Cost of revenue	—	—	—	(1,081,208)	108,028	(973,180)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	101,172	(13,314)	87,858
Loss from changes in net realizable value of agricultural produce after harvest	—	—	—	2,574	(736)	1,838
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	464,979	(49,592)	415,387
General and administrative expenses	(23,061)	6,473	(16,588)	(89,551)	19,231	(70,320)
Selling expenses	(305)	107	(198)	(150,805)	21,713	(129,092)
Other operating income / (expense), net	(309)	21	(288)	31,502	(5,912)	25,590
Profit / (loss) from Operations	(23,675)	6,601	(17,074)	256,125	(14,560)	241,565

Depreciation and amortization	(1,275)	454	(821)	(211,575)	11,557	(200,018)
Net loss from Fair value adjustment of investment property	—	—	—	11,375	(755)	10,620

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’

Segment analysis for the year ended December 31, 2025:

	Sugar, Ethanol and Energy	Fertilizers	Farming				Corporate	Total
			Crops	Rice	Dairy	Farming subtotal
Revenue	656,868	31,147	247,516	217,084	293,289	757,889	—	1,445,904
Cost of revenue	(482,747)	(22,184)	(237,537)	(194,193)	(258,638)	(690,368)	—	(1,195,299)
Initial recognition and changes in fair value of biological assets and agricultural produce	59,024	—	(1,879)	17,098	23,278	38,497	—	97,521
Changes in net realizable value of agricultural produce after harvest	(609)	—	7,367	(25)	—	7,342	—	6,733
Margin on manufacturing and agricultural activities before operating expenses	232,536	8,963	15,467	39,964	57,929	113,360	—	354,859
General and administrative expenses	(27,152)	(1,766)	(20,785)	(21,198)	(14,950)	(56,933)	(40,149)	(126,000)
Selling expenses	(71,988)	(3,506)	(19,747)	(33,137)	(35,225)	(88,109)	(380)	(163,983)
Other operating income / (expense), net	(*) 9,432	(519)	12,465	5,526	(107)	17,884	(256)	26,541
Profit / (loss) from operations	142,828	3,172	(12,600)	(8,845)	7,647	(13,798)	(40,785)	91,417

Depreciation and amortization	(148,710)	(2,922)	(5,993)	(22,384)	(17,957)	(46,334)	(2,043)	(200,009)
Net loss from Fair value adjustment of investment property	—	—	—	3,366	—	3,366	—	3,366
Insurance recovery / impairment of assets destroyed by fire	—	—	11,353	—	—	11,353	—	11,353

Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	26,822	—	(1,662)	5,629	(21,710)	(17,743)	—	9,079
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	32,202	—	(217)	11,469	44,988	56,240	—	88,442
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	876	—	—	876	—	876
Changes in net realizable value of agricultural produce after harvest (realized)	(609)	—	6,491	(25)	—	6,466	—	5,857

Farmlands and farmland improvements, net	88,896	—	433,871	215,469	2,323	651,663	—	740,559
Machinery, equipment and other fixed assets, net	245,119	1,218,881	56,169	77,081	121,361	254,611	—	1,718,611
Bearer plants, net	413,604	—	1,232	—	—	1,232	—	414,836
Work in progress	25,622	83,717	2,001	14,383	10,622	27,006	—	136,345
Right of use assets	352,466	9,208	16,137	10,153	498	26,788	531	388,993
Investment property	—	—	—	24,037	—	24,037	—	24,037
Goodwill	3,969	208,204	9,701	5,896	—	15,597	—	227,770
Biological assets	127,347	—	62,931	83,719	40,747	187,397	—	314,744
Finished goods	61,457	33,416	38,211	18,740	18,421	75,372	—	170,245
Raw materials, stocks held by third parties and others	24,120	5,983	53,465	43,068	9,390	105,923	—	136,026
Total segment assets	1,342,600	1,559,409	673,718	492,546	203,362	1,369,626	531	4,272,166
Borrowings	570,737	305,100	62,311	25,569	117,891	205,771	511,401	1,593,009
Lease liabilities	324,888	9,895	15,406	5,181	531	21,118	701	356,602
Total segment liabilities	895,625	314,995	77,717	30,750	118,422	226,889	512,102	1,949,611

(*) This amount includes US$ 2.2 million related to tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS, as well as US$ 3.9 million related to federal grant credits.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the year ended December 31, 2024

	Sugar, Ethanol and Energy	Farming				Corporate	Total
		Crops	Rice	Dairy	Farming subtotal
Revenue	707,954	236,128	248,198	284,098	768,424	—	1,476,378
Cost of revenue	(498,840)	(213,909)	(208,266)	(241,770)	(663,945)	—	(1,162,785)
Initial recognition and changes in fair value of biological assets and agricultural produce	41,166	28,347	45,780	14,539	88,666	—	129,832
Changes in net realizable value of agricultural produce after harvest	554	(19,780)	(6,614)	—	(26,394)	—	(25,840)
Margin on manufacturing and agricultural activities before operating expenses	250,834	30,786	79,098	56,867	166,751	—	417,585
General and administrative expenses	(25,179)	(18,622)	(17,025)	(11,769)	(47,416)	(25,452)	(98,047)
Selling expenses	(73,804)	(17,240)	(30,771)	(27,678)	(75,689)	736	(148,757)
Other operating income / (expense), net	(*) 23,303	(5,304)	(14,052)	4,084	(15,272)	294	8,325
Profit / (loss) from operations	175,154	(10,380)	17,250	21,504	28,374	(24,422)	179,106

Depreciation and amortization	(189,006)	(5,698)	(14,798)	(12,219)	(32,715)	(1,523)	(223,244)
Net gain from Fair value adjustment of investment property	—	(588)	(18,137)	—	(18,725)	—	(18,725)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	9,024	—	—	9,024	—	9,024
Impairment of assets destroyed by fire	—	(14,162)	—	—	(14,162)	—	(14,162)

Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	(23,937)	10,197	18,669	(30,487)	(1,621)	—	(25,558)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	65,103	18,150	27,111	45,026	90,287	—	155,390
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	(775)	(6,552)	—	(7,327)	—	(7,327)
Changes in net realizable value of agricultural produce after harvest (realized)	554	(19,005)	(62)	—	(19,067)	—	(18,513)

Farmlands and farmland improvements, net	80,357	432,826	176,516	2,454	611,796	—	692,153
Machinery, equipment and other fixed assets, net	203,679	41,770	112,849	143,640	298,259	—	501,938
Bearer plants, net	326,278	1,292	—	—	1,292	—	327,570
Work in progress	16,175	468	6,276	4,009	10,753	—	26,928
Right of use assets	336,521	20,850	15,234	474	36,558	767	373,846
Investment property	—	28,193	5,349	—	33,542	—	33,542
Goodwill	3,526	10,397	6,319	—	16,716	—	20,242
Biological assets	69,620	79,363	102,098	42,864	224,325	—	293,945
Finished goods	94,633	40,345	32,623	20,553	93,521	—	188,154
Raw materials, stocks held by third parties and others	21,865	44,809	18,446	16,390	79,645	—	101,510
Total segment assets	1,152,654	700,313	475,710	230,384	1,406,407	767	2,559,828
Borrowings	532,230	36,573	15,270	69,199	121,042	126,284	779,556
Lease liabilities	310,769	17,385	12,549	538	30,472	789	342,030
Total segment liabilities	842,999	53,958	27,819	69,737	151,514	127,073	1,121,586
(*) This amount includes US$ 11.3 million related to tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS, as well as US$ 8.1 million related to federal grant credits.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the year ended December 31, 2023

	Sugar, Ethanol and Energy	Farming				Corporate	Total
		Crops	Rice	Dairy	Farming subtotal
Revenue	722,307	216,912	256,347	246,875	720,134	—	1,442,441
Cost of revenue	(504,570)	(188,954)	(178,322)	(209,362)	(576,638)	—	(1,081,208)
Initial recognition and changes in fair value of biological assets and agricultural produce	94,436	(4,862)	(2,488)	14,086	6,736	—	101,172
Changes in net realizable value of agricultural produce after harvest	(156)	2,730	—	—	2,730	—	2,574
Margin on manufacturing and agricultural activities before operating expenses	312,017	25,826	75,537	51,599	152,962	—	464,979
General and administrative expenses	(25,591)	(14,779)	(15,709)	(10,411)	(40,899)	(23,061)	(89,551)
Selling expenses	(69,155)	(22,450)	(33,407)	(25,488)	(81,345)	(305)	(150,805)
Other operating income / (expense), net	2,463	20,006	7,470	1,872	29,348	(309)	31,502
Profit / (loss) from operations	219,734	8,603	33,891	17,572	60,066	(23,675)	256,125

Depreciation and amortization	(175,903)	(8,330)	(15,154)	(10,913)	(34,397)	(1,275)	(211,575)
Net loss from Fair value adjustment of investment property	—	10,199	1,176	—	11,375	—	11,375
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	20,245	—	—	20,245	—	20,245
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	(15,393)	4,171	(1,002)	(12,655)	(9,486)	—	(24,879)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	109,829	(9,033)	(1,486)	26,741	16,222	—	126,051
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	2,599	—	—	2,599	—	2,599
Changes in net realizable value of agricultural produce after harvest (realized)	(156)	131	—	—	131	—	(25)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2025	2024
Total reportable assets as per segment information	4,272,166	2,559,828
Intangible assets (excluding goodwill)	26,105	16,989
Deferred income tax assets	23,722	15,507
Trade and other receivables	447,239	251,866
Other assets	3,459	3,761
Derivative financial instruments	3,131	9,596
Short-term investment	89,826	46,097
Cash and cash equivalents	383,150	211,244
Total assets as per the statement of financial position	5,248,798	3,114,888

	2025	2024
Total reportable liabilities as per segment information	1,949,611	1,121,586
Trade and other payables	673,860	207,674
Deferred income tax liabilities	728,634	330,336
Payroll and social liabilities	39,349	34,189
Provisions for other liabilities	27,738	3,752
Current income tax liabilities	31,921	3,471
Derivative financial instruments	5,394	5,779
Total liabilities as per the statement of financial position	3,456,507	1,706,787

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
.
Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil, Uruguay and others.

As of and for the year ended December 31, 2025:

	Argentina	Brazil	Uruguay	Chile	Total
Property, plant and equipment	2,219,285	773,241	17,825	—	3,010,351
Investment property	24,037	—	—	—	24,037
Goodwill	223,801	3,969	—	—	227,770
Non-current portion of biological assets	40,488	—	—	—	40,488

Revenue	488,950	516,141	432,894	7,919	1,445,904
Initial recognition and changes in fair value of biological assets and agricultural produce	36,995	59,024	1,502	—	97,521
Changes in net realizable value of agricultural produce after harvest	7,631	(609)	(289)	—	6,733

As of and for the year ended December 31, 2024:

	Argentina	Brazil	Uruguay	Chile	Total
Property, plant and equipment	904,340	626,606	17,643	—	1,548,589
Investment property	33,542	—	—	—	33,542
Goodwill	16,716	3,526	—	—	20,242
Non-current portion of biological assets	43,418	—	—	—	43,418

Revenue	480,662	435,719	551,179	8,818	1,476,378
Initial recognition and changes in fair value of biological assets and agricultural produce	83,400	41,166	5,266	—	129,832
Changes in net realizable value of agricultural produce after harvest	(22,045)	554	(4,349)	—	(25,840)
As of and for the year ended December 31, 2023:

	Argentina	Brazil	Uruguay	Chile	Total
Revenue	402,205	401,051	632,165	7,020	1,442,441
Initial recognition and changes in fair value of biological assets and agricultural produce	6,469	94,436	267	—	101,172
Changes in net realizable value of agricultural produce after harvest	3,341	(156)	(611)	—	2,574
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

	2025	2024	2023
Manufactured products and services rendered:
Ethanol	337,550	265,154	247,008
Sugar (*)	265,687	391,738	419,858
Energy (*)	41,090	37,029	35,985
Urea	24,066	—	—
Peanut	59,947	59,310	63,646
Sunflower	6,933	7,621	8,301
Cotton	4,896	3,893	8,383
Rice (*)	182,259	224,398	199,746
Fluid milk (UHT)	115,328	136,699	74,402
Powder milk (*)	53,321	55,552	43,958
Other dairy products	84,326	77,589	35,385
Services	10,375	10,887	6,080
Rental income	1,570	2,831	1,210
Others	51,498	45,641	43,436
	1,238,846	1,318,342	1,187,398
Agricultural produce and biological assets:
Soybean	80,943	79,445	42,610
Corn	46,564	56,125	22,490
Wheat	19,991	22,942	7,984
Rice	2,393	—	—
Sunflower	5,961	3,148	7,095
Barley	3,028	2,578	2,826
Seeds	706	4,328	428
Raw milk	4,229	9,383	15,081
Cattle	8,294	5,765	3,542
Cattle for dairy	15,119	13,700	6,718
Others	1,660	3,151	2,699
	188,888	200,565	111,473
Total revenue	1,427,734	1,518,907	1,298,871
(*) Includes sales of mwh of energy, tons of sugar and power milk produced by third parties for an amount of US$5.1 million, US$13.2 million and US$ 0.3 million respectively (December 31, 2024: sales of mwh of energy and tons rice products produced by third parties for an amount of US$3.2 million, and US$0.7 million respectively and December 31, 2023: sales of mwh of energy, tons rice and powder milk US$2.4 million, US$22.3 million and US$0.8 million, respectively).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery of the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$53.2 million as of December 31, 2025 (2024: US$67.5 million; 2023: US$73.5 million) and comprised primarily of 11,663 thousand tons of sugar (US$ 4.5 million), 8,457 thousand m3 of ethanol (US$5.2 million), 564,870 thousand mwh of energy (US$23.5 million), 27,465 thousand tons of soybean (US$8.5 million), 18,750 thousand tons of wheat (US$3.2 million), and 34,051 thousand tons of corn (US$6.3 million) which expire between January and December 2026.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of revenue

For the year ended December 31:

	2025
	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Total
Finished goods at the beginning of year (Note 19)	94,633	—	40,345	32,623	20,553	188,154
Acquisition of subsidiaries (Note 21)	—	44,131	—	—	—	44,131
Cost of production of manufactured products (Note 6)	450,893	11,469	67,111	185,457	226,388	941,318
Purchases	17,369	—	37,490	3,847	3,368	62,074
Agricultural produce	8,413	—	174,944	44	19,347	202,748
Transfer to raw material	—	—	(74,151)	(10,260)	—	(84,411)
Direct agricultural selling expenses	—	—	19,473	—	—	19,473
Tax recoveries (i)	(50,555)	—	—	—	—	(50,555)
Changes in net realizable value of agricultural produce after harvest	(609)	—	7,091	(43)	—	6,439
Loss of idle capacity	17,912	—	—	—	—	17,912
Finished goods at the end of the year (Note 19)	(61,457)	(33,416)	(38,211)	(18,740)	(18,421)	(170,245)
Exchange differences	6,148	—	(2,663)	(1,058)	(958)	1,469
Cost of revenue	482,747	22,184	231,429	191,870	250,277	1,178,507

For the year ended December 31:

	2024
	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total
Finished goods at the beginning of year	126,971	33,407	9,306	9,927	179,611
Cost of production of manufactured products (Note 6)	543,176	67,821	241,734	236,410	1,089,141
Purchases	1,837	24,015	1,128	6,839	33,819
Agricultural produce	6,067	220,471	—	23,083	249,621
Transfer to raw material	—	(102,773)	2,302	—	(100,471)
Direct agricultural selling expenses	—	27,861	—	—	27,861
Tax recoveries (i)	(56,361)	—	—	—	(56,361)
Changes in net realizable value of agricultural produce after harvest	554	(22,436)	(6,555)	—	(28,437)
Loss of idle capacity	4,918	—	—	—	4,918
Finished goods at the end of the year (Note 19)	(94,633)	(40,345)	(32,623)	(20,553)	(188,154)
Exchange differences	(33,689)	18,312	3,003	(459)	(12,833)
Cost of revenue	498,840	226,333	218,295	255,247	1,198,715
(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values for an amount of USD 37.8 million and for PIS and COFINS for an amount of USD 18.5 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of revenue (continued)

For the year ended December 31:

	2023
	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total
Finished goods at the beginning of year	88,693	37,539	13,659	12,825	152,716
Cost of production of manufactured products (Note 6)	548,553	47,086	123,629	121,341	840,609
Purchases	1,011	4,361	22,594	3,170	31,136
Agricultural produce	9,736	115,893	18	15,081	140,728
Transfer to raw material	—	(49,108)	(5,714)	—	(54,822)
Direct agricultural selling expenses	—	9,214	—	—	9,214
Tax recoveries (i)	(25,767)	—	—	—	(25,767)
Changes in net realizable value of agricultural produce after harvest	(156)	1,994	—	—	1,838
Loss of idle capacity	3,861	—	—	—	3,861
Finished goods at the end of the year	(126,971)	(33,407)	(9,306)	(9,927)	(179,611)
Exchange differences	5,610	10,307	25,378	11,983	53,278
Cost of revenue	504,570	143,879	170,258	154,473	973,180

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The statement of income is presented under the function of expense method. Under this method, expenses are classified according to their function as “cost of goods sold and services rendered," “general and administrative expenses” and “selling expenses”.

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2025:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Total
Salaries, social security expenses and employee benefits	41,566	504	5,509	16,108	15,970	79,657	44,861	13,701	138,219
Raw materials and consumables	6,373	4,613	—	2,003	31,439	44,428	—	—	44,428
Depreciation and amortization	119,079	2,739	721	8,275	8,786	139,600	29,764	2,051	171,415
Depreciation of right of use assets	10,553	—	—	50	85	10,688	12,687	63	23,438
Fuel, lubricants and others	29,146	—	448	1,650	1,634	32,878	749	321	33,948
Maintenance and repairs	30,080	622	1,727	5,287	5,063	42,779	6,165	751	49,695
Freights	300	971	840	8,408	3,512	14,031	—	67,229	81,260
Export taxes / selling taxes	—	—	—	—	—	—	—	40,435	40,435
Export expenses	—	—	—	—	—	—	—	13,724	13,724
Contractors and services	9,973	—	3,314	1,086	805	15,178	—	—	15,178
Energy transmission	—	—	—	—	—	—	—	2,379	2,379
Energy power	902	1,449	1,523	3,798	3,504	11,176	923	288	12,387
Professional fees	891	83	111	139	112	1,336	16,246	(218)	17,364
Other taxes	8,231	34	34	192	168	8,659	907	756	10,322
Contingencies	—	—	—	—	—	—	461	—	461
Lease expense and similar arrangements	—	—	213	1,107	185	1,505	1,997	859	4,361
Third parties raw materials	38,415	—	20,988	26,124	78,769	164,296	—	—	164,296
Tax recoveries	(4,772)	—	—	—	—	(4,772)	—	—	(4,772)
Others	8,625	454	1,217	3,099	3,294	16,689	7,362	18,795	42,846
Subtotal	299,362	11,469	36,645	77,326	153,326	578,128	122,122	161,134	861,384
Own agricultural produce consumed	151,531	—	30,466	108,131	73,062	363,190	—	—	363,190
Total	450,893	11,469	67,111	185,457	226,388	941,318	122,122	161,134	1,224,574

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2024:

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total
Salaries, social security expenses and employee benefits	47,731	5,348	15,941	14,372	83,392	34,578	12,327	130,297
Raw materials and consumables	5,930	—	886	28,319	35,135	—	—	35,135
Depreciation and amortization	149,453	2,055	5,204	6,156	162,868	25,270	1,042	189,180
Depreciation of right of use assets	8,901	—	54	—	8,955	14,914	130	23,999
Fuel, lubricants and others	35,069	263	1,534	1,611	38,477	1,478	406	40,361
Maintenance and repairs	37,045	1,698	5,051	5,386	49,180	5,904	1,135	56,219
Freights	395	344	11,561	3,635	15,935	—	70,697	86,632
Export taxes / selling taxes	—	—	—	—	—	—	36,145	36,145
Export expenses	—	—	—	—	—	—	12,816	12,816
Contractors and services	13,031	2,882	1,554	687	18,154	—	—	18,154
Energy transmission	—	—	—	—	—	—	2,340	2,340
Energy power	780	1,392	3,742	3,276	9,190	705	223	10,118
Professional fees	1,166	91	362	131	1,750	11,916	872	14,538
Other taxes	22,093	87	478	218	22,876	686	35	23,597
Contingencies	—	—	—	—	—	1,115	—	1,115
Lease expense and similar arrangements	—	246	1,228	201	1,675	1,629	708	4,012
Third parties raw materials	39,635	5,300	40,938	85,376	171,249	—	—	171,249
Tax recoveries	(18,536)	—	—	—	(18,536)	—	—	(18,536)
Others	8,947	786	3,287	2,908	15,928	5,685	14,606	36,219
Subtotal	351,640	20,492	91,820	152,276	616,228	103,880	153,482	873,590
Own agricultural produce consumed	191,536	47,329	149,914	84,134	472,913	—	—	472,913
Total	543,176	67,821	241,734	236,410	1,089,141	103,880	153,482	1,346,503

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2023:

	Cost of production of manufactured products (Note 5)
	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	47,050	2,549	10,541	7,733	67,873	30,581	8,899	107,353
Raw materials and consumables	7,878	293	818	19,361	28,350	—	—	28,350
Depreciation and amortization	131,536	3,087	4,514	3,153	142,290	14,632	1,166	158,088
Depreciation right-of-use and other leases	9,402	—	32	350	9,784	7,837	208	17,829
Fuel, lubricants and others	37,707	139	665	1,338	39,849	572	251	40,672
Maintenance and repairs	32,594	724	2,550	1,490	37,358	1,377	583	39,318
Freights	106	80	5,662	1,921	7,769	—	57,629	65,398
Export taxes / selling taxes	—	—	—	—	—	—	29,910	29,910
Export expenses	—	—	—	—	—	—	11,550	11,550
Contractors and services	11,313	2,013	2,705	214	16,245	—	—	16,245
Energy transmission	—	—	—	—	—	—	2,621	2,621
Energy power	776	817	2,291	1,693	5,577	342	66	5,985
Professional fees	1,105	38	71	69	1,283	8,553	1,725	11,561
Other taxes	4,232	12	160	102	4,506	582	23	5,111
Contingencies	—	—	—	—	—	988	—	988
Lease expense and similar arrangements	—	127	523	145	795	975	567	2,337
Third parties raw materials	31,969	3,838	35,289	47,336	118,432	—	—	118,432
Tax recoveries	(74)	—	—	—	(74)	—	—	(74)
Others	6,091	552	1,396	1,498	9,537	3,881	13,894	27,312
Subtotal	321,685	14,269	67,217	86,403	489,574	70,320	129,092	688,986
Own agricultural produce consumed	226,868	32,817	56,412	34,938	351,035	—	—	351,035
Total	548,553	47,086	123,629	121,341	840,609	70,320	129,092	1,040,021

7.    Salaries and social security expenses

	2025	2024	2023
Wages and salaries (i) (ii)	167,067	160,955	127,113
Social security costs	40,518	46,912	41,404
Equity-settled share-based compensation	11,896	6,680	8,581
	219,481	214,547	177,098
(i)Includes US$32,605, US$33,148 and US$35,007, capitalized in Property, Plant and Equipment for the years 2025, 2024 and 2023, respectively.

(ii) Wages and salaries expenses includes, as applicable, amounts related to a defined contribution retirement plan assumed in the acquisition of Profertil S.A. Under this plan, eligible employees who elect to participate contribute a specified percentage of their monthly compensation, and the company matches the employee contribution. Amounts contributed generally become payable to the employee only upon retirement, or earlier in limited circumstances (including certain voluntary terminations, dismissal without cause, death, or incapacity). The company may discontinue the plan at any time without incurring termination costs.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.    Other operating income / (expense), net

	2025	2024	2023
Gain from commodity derivative financial instrument	1,175	10,593	6,913
Gain / (loss) from disposal of other property items	4,254	(2,408)	4,747
Net gain / (loss) from fair value adjustment of investment property	3,312	(23,375)	10,620
Gain from disposal of farmland and other assets (Note 21)	—	6,050	6,334
Insurance recovery / (impairment) of assets destroyed by fire (*)	11,295	(14,259)	—
Share of loss of joint venture (**)	(424)	—	—
Tax credits recognized (***)	6,144	19,486	—
Others	529	8,737	(3,024)
	26,285	4,824	25,590

(*) In September 2024, a fire in our Peanut facility located in the Province of Cordoba damaged a warehouse cell and inventory stored therein. As a result, the Company recognized an impairment loss of approximately US$ 12.0 million and US$ 2.0 million for inventories and property, plant and equipment, respectively. During 2025, we agreed the compensation with the insurance companies for an amount of USD 14.1 millions, which net of additional charges in 2025, totaled 11.3 million.

(**) It corresponds to the 50% interest held in Profertil S.A. from December 10 2025 to December 17, 2025 (See Note 21).

(***) This amount includes US$2.2 million (2024: US$11.3 million) related to non-income tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS, as well as US$3.9 million (2024: US$8.1 million) related to federal grant credits.

9.    Financial results, net

	2025	2024	2023
Finance income:
- Interest income	26,980	16,048	7,134
- Foreign exchange gains, net	5,826	—	90,930
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,788	—	3,501
- Other income	511	760	55,535
Finance income	35,105	16,808	157,100

Finance costs:
- Interest expense	(72,535)	(40,869)	(31,906)
- Finance cost related to lease liabilities	(38,550)	(32,938)	(40,203)
- Cash flow hedge – transfer from equity (Note 2)	—	(28,650)	(36,863)
- Foreign exchange losses, net	—	(37,569)	—
- Taxes	(6,059)	(7,572)	(5,473)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(9,347)	—
- Other expenses	(9,990)	(9,496)	(7,642)
Finance costs	(127,134)	(166,441)	(122,087)
Other financial results - Net (loss) / gain of inflation effects on monetary items	(9,209)	2,421	28,816
Total financial results, net	(101,238)	(147,212)	63,829

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Adecoagro is subject to the applicable general tax regulations in Luxembourg.

The Group’s income tax has been calculated on the estimated assessable taxable results for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group are required to calculate their income taxes on a separate basis according to the rules and regulations of the jurisdictions where they operate. Therefore, the Group is not legally permitted to compensate subsidiaries’ losses against subsidiaries’ income. The details of the provision for the Group’s consolidated income tax are as follows:

	2025	2024	2023
Current income tax	(9,075)	(14,335)	4,570
Deferred income tax	9,249	71,350	(83,243)
Income tax benefit / (expense)	174	57,015	(78,673)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	23.87%
Chile	27%

Deferred tax assets and liabilities of the Group as of December 31, 2025 and 2024, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2025	2024
Deferred income tax asset to be recovered after more than 12 months	113,633	23,428
Deferred income tax asset to be recovered within 12 months	5,829	77,777
Deferred income tax assets	119,462	101,205

Deferred income tax liability to be settled after more than 12 months	(802,219)	(272,403)
Deferred income tax liability to be settled within 12 months	(22,155)	(143,631)
Deferred income tax liability	(824,374)	(416,034)
Deferred income tax liability, net	(704,912)	(314,829)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The gross movement on the deferred income tax account is as follows:

	2025	2024
Beginning of year	(314,829)	(366,554)
Exchange differences	6,467	(160,927)
Changes of fair value valuation for farmlands	(22,476)	144,971
Acquisition of subsidiary (Note 21)	(386,344)	—
Disposal of farmland	—	2,265
Tax credit relating to cash flow hedge (i)	—	(7,092)
Income tax benefit	9,249	71,350
Others	3,021	1,158
End of year	(704,912)	(314,829)

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to nil for the year ended December 31, 2025 (2024: US$601; 2023: US$7,319); net of the reclassification from Equity to the Income Statement of nil for the year ended December 31, 2025 (2024: US$ 26,997; 2023: US$ 49,737).

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2024	383,943	15,888	23,380	22,708	445,919
Charged / (credited) to the statement of income	(11,199)	(17,396)	550	(8,815)	(36,860)
Farmlands revaluation	(144,971)	—	—	—	(144,971)
Disposals of farmland	(2,265)	—	—	—	(2,265)
Exchange differences	137,102	11,215	8,679	(2,785)	154,211
At December 31, 2024	362,610	9,707	32,609	11,108	416,034
Charged / (credited) to the statement of income	10,691	933	3,297	(18,038)	(3,117)
Farmlands revaluation	22,476	—	—	—	22,476
Acquisition of subsidiaries (Note 21)	372,631	—	—	13,713	386,344
Exchange differences	4,070	(650)	(2,195)	1,412	2,637
At December 31, 2025	772,478	9,990	33,711	8,195	824,374

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Borrowings	Biological assets	Others	Total
At January 1, 2024	11,438	57,101	4,015	373	—	6,438	79,365
(Credited) / charged to the statement of income	(4,433)	27,133	—	14,828	9,176	(12,214)	34,490
Tax charge relating to cash flow hedge	—	(7,092)	—	—	—	—	(7,092)
Exchange differences	4,555	(6,200)	—	(1,712)	(6,643)	3,284	(6,716)
Others	—	—	964	—	—	194	1,158
At December 31, 2024	11,560	70,942	4,979	13,489	2,533	(2,298)	101,205
Charged / (credited) to the statement of income	6,664	16,285	(6,258)	(12,288)	(51)	1,780	6,132
Tax charge relating to cash flow hedge	—	—	—	—	—	—	—
Exchange differences	1,106	3,283	3,725	934	51	5	9,104
Others	—	—	3,043	—	—	(22)	3,021
At December 31, 2025	19,330	90,510	5,489	2,135	2,533	(535)	119,462

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%. Tax loss carry forward in Luxembourg expire within 17 years.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible.

As of December 31, 2025, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward
Argentina (1)	147,620
Brazil	110,474
Uruguay	2,024
Luxembourg	26,864

(1) As of December 31, 2025, the aging of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2022	26,118
2023	413
2024	63,330
2025	57,759

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rates applicable to profits in the respective countries as follows:

	2025	2024	2023
Tax calculated at the tax rates applicable to profits in the respective countries	2,187	(8,735)	(103,860)
Non-deductible items	(1,096)	(316)	(1,616)
Effect of the changes in the statutory income tax rate in Argentina	—	—	1,280
Tax losses where no deferred tax asset was recognized	(28)	(20)	(706)
Non-taxable income	3,559	15,215	19,994
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	7,613	9,908	38,646
Effect of IAS 29 and tax adjustment per inflation in Argentina	(18,779)	36,563	(29,526)
Others	6,718	4,400	(2,885)
Income tax expense	174	57,015	(78,673)

(1) 2025 includes US$5,708 of adjustment by inflation of tax loss carryforwards in Argentina (US$8,832 in 2024 and US$37,151 in 2023).

Tax Inflation Adjustment in Argentina

Laws 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by the Income Tax Law. According to these provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the Income Tax Law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%. As from its effectiveness, this procedure is applicable because the variation of the IPC reached the prescribed limits.

However, Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992 to certain items, such as, fixed assets, inventory, and tax loss carryforwards, among others.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the "Candy" case July 3, 2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011, 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24,073 as described above. The net effect of the inflation adjustment of Tax loss carryforwards resulted in a deferred tax asset of US$115.8 million as of December 31, 2025, of which US$81.7 million has already been applied.

The application of local tax laws require interpretation, and accordingly involves the application of judgment and is open to challenge by the relevant tax authorities. This gives rise to a level of uncertainty. Provisions for uncertain tax positions are established in accordance with IFRIC 23 based on an assessment of the range of likely tax outcomes in open years and reflecting the strength of technical arguments. Amounts are provided for individual tax uncertainties based on management’s assessment of whether the most likely amount or an expected amount based on a probability weighted methodology is the more appropriate predicter of amounts that the Company is ultimately expected to settle. When making this assessment, the Company

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

utilizes specialist in-house tax knowledge and experience and takes into consideration specialist tax advice from third party advisers on specific items. The Company has not provided any amount in this case based on its belief that it has solid arguments to support its position.

OECD Pillar Two model rules

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Adecoagro S.A. is incorporated, and came into effect for the fiscal year starting on January 1st,, 2024.

The group has not recognized Pillar Two current tax for the year ended December 31, 2025.

The group applies the IAS 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares in issue during the period excluding common shares held as treasury shares (Note 22).

	2025	2024	2023
(Loss) / profit from operations attributable to equity holders of the parent	(8,348)	92,340	226,291
Weighted average number of shares in issue (thousands)	102,094	102,604	107,092
Basic earnings per share	(0.082)	0.900	2.113

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. During 2025, the share options outstanding average were 341 thousand (2024: 465 thousand; 2023: 401 thousands) share options outstanding.

	2025	2024	2023
(Loss) / profit from operations attributable to equity holders of the parent	(8,348)	92,340	226,291
Weighted average number of shares in issue (thousands)	102,094	102,604	107,092
Adjustments for:
- Employee share options and restricted units (thousands)	341	465	401
Weighted average number of shares for diluted earnings per share (thousands)	102,435	103,069	107,493
Diluted earnings per share	(0.082)	0.896	2.105

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment, net in 2025 and 2024 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2024
Fair value for farmlands / Cost	694,202	43,426	527,977	1,080,418	966,167	33,630	20,811	3,366,631
Accumulated depreciation	—	(31,781)	(286,821)	(883,423)	(590,325)	(24,716)	—	(1,817,066)
Net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
At December 31, 2024
Opening net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
Exchange differences	410,088	4,793	55,872	(4,666)	(86,586)	5,160	1,755	386,416
Additions	—	—	17,282	66,997	144,484	5,708	39,605	274,076
Revaluation surplus	(413,798)	—	—	—	—	—	—	(413,798)
Transfers	—	2,900	24,871	7,348	—	124	(35,243)	—
Disposals	(13,732)	(8)	(3,094)	(4,351)	(2,199)	(136)	—	(23,520)
Reclassification to non-income tax credits (*)	—	—	—	(307)	—	—	—	(307)
Depreciation	—	(3,937)	(32,332)	(80,901)	(103,971)	(2,702)	—	(223,843)
Closing net book amount	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2024
Fair value for farmlands / Cost	676,760	51,111	622,908	1,145,439	1,021,866	44,487	26,928	3,589,499
Accumulated depreciation	—	(35,718)	(319,153)	(964,324)	(694,296)	(27,419)	—	(2,040,910)
Net book amount	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589
Year ended December 31, 2025
Opening net book amount	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589
Exchange differences	(26,678)	(6,032)	(9,882)	20,370	42,066	(904)	500	19,440
Additions	—	—	11,090	51,149	131,974	3,250	66,298	263,761
Revaluation surplus	64,226	—	—	—	—	—	—	64,226
Acquisition of subsidiaries (Note 21)	—	—	1,211,092	599	—	9,888	81,492	1,303,071
Reclassification from investment property	10,571	—	—	—	—	—	—	10,571
Transfers	—	9,553	21,509	8,017	—	(206)	(38,873)	—
Disposals	—	(3)	(937)	(2,210)	—	(76)	—	(3,226)
Reclassification to non-income tax credits (*)	—	—	—	(326)	—	—	—	(326)
Depreciation	—	(3,231)	(37,915)	(64,157)	(86,774)	(3,678)	—	(195,755)
Closing net book amount	724,879	15,680	1,498,712	194,557	414,836	25,342	136,345	3,010,351
At December 31, 2025
Fair value for farmlands / Cost	724,879	54,629	1,855,780	1,223,038	1,195,906	56,437	136,345	5,247,014
Accumulated depreciation	—	(38,949)	(357,068)	(1,028,481)	(781,070)	(31,095)	—	(2,236,663)
Net book amount	724,879	15,680	1,498,712	194,557	414,836	25,342	136,345	3,010,351

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2025 and 2024, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net (continued)

Depreciation is calculated using the straight-line method to allocate their cost over the estimated useful lives. Farmlands are not depreciated, except for bearer plants.

Farmland improvements	5-25 years
Buildings and facilities (*)	3-50 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment (**)	4-10 years
Bearer plants	6 - based on productivity
(*) Includes fertilizers complex.
(**) Includes vehicles (4-5 years).

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Farmlands are measured at fair value using a sales comparison approach. prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 5% reduction on the sales price for the year ended December 31, 2025 would have reduced the value of the farmlands on US$36.2 million (2024: US$33.8 million), which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. Should farmlands be carried at historical cost, the net book value as of December 31, 2025 would have been US$288.1 million.

Depreciation charges are included in “Cost of production of Biological Assets," “Cost of production of manufactured products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2025, 2024 and 2023.

During the year ended December 31, 2025, borrowing costs of US$4.0 million (2024:US$4.9 million) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets had been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$205.1 million, both as of December 31, 2025 and 2024. As of December 31, 2025, all borrowings that had assets as guaranty were canceled. We are in the process of lifting the pledges.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Right of use assets, net

    Changes in the Group’s right of use assets, net in 2025 and 2024 were as follows:

	Agricultural partnerships (*)	Others	Total
At January 1, 2024
Opening net book amount	384,848	21,865	406,713
Exchange differences	(71,415)	(1,571)	(72,986)
Additions and re-measurements	107,050	10,936	117,986
Depreciation	(67,803)	(10,064)	(77,867)
Closing net book amount	352,680	21,166	373,846

At December 31, 2025
Opening net book amount	352,680	21,166	373,846
Exchange differences	36,256	4,296	40,552
Acquisition of subsidiary (Note 21) (**)	—	9,221	9,221
Additions and re-measurements	27,715	10,556	38,271
Depreciation	(61,464)	(11,433)	(72,897)
Closing net book amount	355,187	33,806	388,993

    (*) Agricultural partnership has an average term of 6 years.

(**) It corresponds to the rights of use recognized for the acquisition of Profertil. The related right-of-use assets and corresponding lease liabilities (as applicable) were recognized at the acquisition date at fair value in accordance with the Group’s business combination and lease accounting policies. It mainly includes (1) a concession and permit of use of the port land and facilities of the Port of Bahia Blanca; (2) a right of use of land located in the Cangrejales zone of the Bahía Blanca Port, Province of Buenos Aires, Argentina , and (3) certain properties located in of San Nicolas port. The contract was renewed and is scheduled to expire on July 15, 2026.

Depreciation charges are included in “Cost of production of Biological Assets,”“Cost of production of manufactured products”,“General and administrative expenses”,“Selling expenses” and capitalized in “Property, plant and equipment” for the year ended December 31, 2025, 2024 and 2023.

14.    Investment property

Changes in the Group’s investment property in 2025 and 2024 were as follows:

	2025	2024
Beginning of the year	33,542	33,364
Net gain / (loss) from fair value adjustment (Note 8)	3,312	(23,375)
Reclassification to property, plant and equipment (i)	(10,571)	—
Exchange difference	(2,246)	23,553
End of the year	24,037	33,542
Fair value	24,037	33,542
Net book amount	24,037	33,542

Investment properties are measured at fair value using a sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Investment property (continued)
assumption being the price per hectare (Level 3). The increase/decrease in the fair value of investment property is recognized in the Statement of income under the line item “Other operating income, net”. The Group estimated that, other factors being constant, a 10% reduction on the sales price for the period ended December 31, 2025 and 2024 would have caused a reduction of US$2.4 million and US$3.3 million respectively in the value of the investment properties, which would impact the line item “Net gain from fair value adjustment”.

15.    Intangible assets, net

Changes in the Group’s intangible assets, net in 2025 and 2024 were as follows:

	Goodwill	Software	Trademarks	Others	Total
At January 1, 2024
Cost	14,309	16,908	9,494	1,344	42,055
Accumulated amortization	—	(10,866)	(3,063)	(607)	(14,536)
Net book amount	14,309	6,042	6,431	737	27,519
Year ended December 31, 2024
Opening net book amount	14,309	6,042	6,431	737	27,519
Exchange differences	5,933	1,935	3,332	(159)	11,041
Additions	—	1,190	—	—	1,190
Disposal	—	(205)	—	—	(205)
Amortization charge (i)	—	(1,800)	(507)	(7)	(2,314)
Closing net book amount	20,242	7,162	9,256	571	37,231
At December 31, 2024
Cost	20,242	19,828	12,826	1,185	54,081
Accumulated amortization	—	(12,666)	(3,570)	(614)	(16,850)
Net book amount	20,242	7,162	9,256	571	37,231
Year ended December 31, 2025
Opening net book amount	20,242	7,162	9,256	571	37,231
Exchange differences	(676)	(112)	(484)	66	(1,206)
Additions	—	2,043	—	—	2,043
Acquisition of subsidiaries (Note 21)	208,204	10,419	—	—	218,623
Amortization charge (i)	—	(2,333)	(477)	(6)	(2,816)
Closing net book amount	227,770	17,179	8,295	631	253,875
At December 31, 2025
Cost	227,770	32,178	12,342	1,251	273,541
Accumulated amortization	—	(14,999)	(4,047)	(620)	(19,666)
Net book amount	227,770	17,179	8,295	631	253,875

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2025 and 2024, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets

Changes in the Group’s biological assets in 2025 and 2024 were as follows:

	2025
	Sugarcane (ii)	Crops (ii)	Rice (ii)	Dairy	Total
Beginning of the year	69,620	79,363	102,098	42,864	293,945
Increase due to purchases	—	2,987	1,057	—	4,044
Initial recognition and changes in fair value of biological assets (i)	59,024	(1,748)	16,412	21,922	95,610
Decrease due to harvest / disposals	(164,985)	(175,107)	(128,841)	(93,613)	(562,546)
Costs incurred during the year	155,281	162,618	99,552	72,444	489,895
Exchange differences	8,407	(5,182)	(6,559)	(2,870)	(6,204)
End of the year	127,347	62,931	83,719	40,747	314,744

	2024
	Sugarcane (ii)	Crops (ii)	Rice (ii)	Dairy	Total
Beginning of the year	116,458	55,545	32,843	23,191	228,037
Increase due to purchases	—	1,275	653	—	1,928
Initial recognition and changes in fair value of biological assets (i)	41,166	33,050	53,436	15,429	143,081
Decrease due to harvest / disposals	(205,967)	(220,801)	(151,317)	(107,878)	(685,963)
Costs incurred during the year	142,205	172,927	145,752	95,749	556,633
Exchange differences	(24,242)	37,367	20,731	16,373	50,229
End of the year	69,620	79,363	102,098	42,864	293,945

(i) Biological asset with a production cycle of more than one year (that is dairy cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$(22,321) for the year ended December 31, 2025 (2024: US$14,263). In 2025, an amount of US$(5,132) (2024: US$525) was attributable to price changes, and an amount of US$(17,190) (2024: US$13,738) was attributable to physical changes.
(ii) Biological assets that are measured at fair value within level 3 of the hierarchy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2025:

	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total
Salaries, social security expenses and employee benefits	16,862	5,667	15,126	11,002	48,657
Depreciation and amortization	4,415	—	—	—	4,415
Depreciation of right of use assets	36,697	—	—	—	36,697
Fertilizers, agrochemicals and seeds	62,836	53,926	23,036	5,903	145,701
Fuel, lubricants and others	7,063	860	2,128	1,298	11,349
Maintenance and repairs	5,521	1,471	13,298	5,573	25,863
Freights	—	4,178	1,732	139	6,049
Contractors and services	14,220	49,491	31,916	—	95,627
Feeding expenses	—	432	249	23,194	23,875
Veterinary expenses	—	266	74	3,828	4,168
Energy power	—	61	5,154	1,898	7,113
Professional fees	648	302	274	577	1,801
Other taxes	50	842	101	22	1,015
Lease expense and similar arrangements (1)	4,310	42,959	4,029	—	51,298
Others	2,659	1,176	2,403	652	6,890
Subtotal	155,281	161,631	99,520	54,086	470,518
Own agricultural produce consumed	—	987	32	18,358	19,377
Total	155,281	162,618	99,552	72,444	489,895
(1) Correspond mainly to lease arrangement short term.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2024:

	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total
Salaries, social security expenses and employee benefits	13,814	6,635	16,241	14,412	51,102
Depreciation and amortization	4,940	—	—	—	4,940
Depreciation of right of use assets	44,553	—	—	—	44,553
Fertilizers, agrochemicals and seeds	51,180	76,280	46,336	50	173,846
Fuel, lubricants and others	4,277	1,011	2,367	1,584	9,239
Maintenance and repairs	4,100	2,451	17,665	5,454	29,670
Freights	—	5,502	2,130	190	7,822
Contractors and services	11,580	30,196	46,830	—	88,606
Feeding expenses	—	410	157	45,112	45,679
Veterinary expenses	—	279	97	5,050	5,426
Energy power	—	68	5,681	2,230	7,979
Professional fees	354	662	399	257	1,672
Other taxes	48	909	91	246	1,294
Lease expense and similar arrangements (1)	5,374	46,886	5,262	2	57,524
Others	1,985	953	2,386	930	6,254
Subtotal	142,205	172,242	145,642	75,517	535,606
Own agricultural produce consumed	—	685	110	20,232	21,027
Total	142,205	172,927	145,752	95,749	556,633
(1) Correspond mainly to lease arrangement of short term periods.

Biological assets in December 31, 2025 and 2024 were as follows:

	2025	2024
Non-current
Cattle for dairy production (i)	39,810	42,449
Breeding cattle (ii)	271	607
Other cattle (ii)	407	362
	40,488	43,418
Current
Breeding cattle (iii)	14,325	11,433
Other cattle (iii)	937	415
Sown land – crops (ii)	51,384	69,339
Sown land – rice (ii)	80,263	99,720
Sown land – sugarcane (ii) (iv)	127,347	69,620
	274,256	250,527
Total biological assets	314,744	293,945

(i)Classified as bearer and mature biological assets.
(ii)Classified as consumable and immature biological assets.
(iii)Classified as consumable and mature biological assets.
(iv)It includes US$7,837 and US$6,254 of crops planted in sugarcane farms.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$468,933 for the year ended December 31, 2025 (2024: US$578,085).

The following table presents the Group’s biological assets that are measured at fair value at December 31, 2025 and 2024 (See Note 17 for the description of each fair value level):

	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	39,810	—	39,810	—	42,449	—	42,449
Breeding cattle	14,596	—	—	14,596	12,040	—	—	12,040
Other cattle	—	1,344	—	1,344	—	777	—	777
Sown land – sugarcane	—	—	127,347	127,347	—	—	69,620	69,620
Sown land – crops	—	—	51,384	51,384	—	—	69,339	69,339
Sown land – rice	—	—	80,263	80,263	—	—	99,720	99,720

There were no transfers between any levels during the year.

The following significant unobservable inputs were used to measure the Group’s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2025	2024
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)
'-Sugarcane yield: 50-100 tonnes/ha -Sugarcane TRS: 120-140 kg of sugar/tonnes of cane -Maintenance costs: 550-850 US$/ha -Harvest costs: 7.0-13.0 US$/tonnes of cane -Leasing costs: 12.0-14.4 tonnes/ha-Discount rate: 16.91% in Brazilian real.

'-Sugarcane yield: 50-100 tonnes/ha - Sugarcane TRS: 120-140kg of sugar/tonnes of cane - Maintenance costs: 550-850 US$/ha - Harvest costs: 7.0-13.0 US$/ tonnes of cane - Leasing costs: 12.0-14.4 tonnes/ha-Discount rate: 13.61% in Brazilian real.
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
'- Crops yield: 0.70 – 7.5 tonnes/ha for Wheat, 0.3 – 12 tonnes/ha for Corn, 0.1 - 5700.0 tonnes/ha for Soybean, 0.7 - 3.1 for Sunflower and 1.2 - 5.3 tonnes/ha for Peanut - Commercial Costs: 10-56 US$/tonnes for Wheat, 9-61 US$/tonnes for Corn, 9-57 US$/tonnes for Soybean, 15-55 US$/tonnes for Sunflower and 19-70 US$/ha for Peanut - Production Costs: 157-964 US$/ha for Wheat, 291-1633 US$/ha for Corn, 203-1286 US$/ha for Soybean, 136-1209 US$/ha for Sunflower and 902-2543 US$/ha for Peanut-Discount rate: 7% in US$.

'- Crops yield: 0.60 – 7.0 tonnes/ha for Wheat, 0.4 – 13  tonnes/ha for Corn, 0.1 - 4900.0 tonnes/ha for Soybean, 0.5-2.8 for Sunflower and 0.9 - 6.3 tonnes/ha for Peanut
- Commercial Costs: 9-57 US$/ha for Wheat, 11-63 US$/ha for Corn, 12-71 US$/ha for Soybean, 11-73 US$/ha for Sunflower and 19.0 - 70.0 US$/ha for Peanut
- Production Costs: 187-1031 US$/ha for Wheat, 195-1616 US$/ha for Corn, 186-1054 US$/ha for Soybean, 291-1184 US$/ha for Sunflower and 750.0 - 2,007.0 US$/ha for Peanut-Discount rate: 2% in US$.
The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	'-Rice yield: 7.3 -7.9 tonnes/ha -Commercial Costs: 5-54 US$/ha -Production Costs: 1082-1480 US$/ha-Discount rate: 7% in US$.	'-Rice yield: 4.9 -7.4 tonnes/ha -Commercial Costs: 18-53 US$/ha -Production Costs: 1275-2438 US$/ha-Discount rate: 2% in US$.	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

As of December 31, 2025, the impact of a reasonable 10% increase / (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asset less cost to sell of US$23.3 million for sugarcane, US$3.4 million for crops and US$6.5 million for rice.

As of December 31, 2024, the impact of a reasonable 10% increase / (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asset less cost to sell of US$23.3 million for sugarcane, US$3.4 million for crops and US$6.5 million for rice.

17.    Financial instruments by category

The Group classified its financial assets in the following categories:

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly short-term investment and derivative financial instruments.

(b) Financial assets at amortized cost

Financial assets at amortized cost, namely loans and receivables, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2025
Assets as per statement of financial position
Trade and other receivables	222,009	—	222,009	225,230	447,239
Derivative financial instruments	—	3,131	3,131	—	3,131
Short term investment	—	89,826	89,826	—	89,826
Cash and cash equivalents	383,150	—	383,150	—	383,150
Total	605,159	92,957	698,116	225,230	923,346

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	637,002	—	637,002	36,858	673,860
Borrowings	1,593,009	—	1,593,009	—	1,593,009
Leases Liabilities	356,602	—	356,602	—	356,602
Derivative financial instruments	—	5,394	5,394	—	5,394
Total	2,586,613	5,394	2,592,007	36,858	2,628,865

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2024
Assets as per statement of financial position
Trade and other receivables	102,619	—	102,619	149,247	251,866
Derivative financial instruments	—	9,596	9,596	—	9,596
Short term investment	—	46,097	46,097	—	46,097
Cash and cash equivalents	211,244	—	211,244	—	211,244
Total	313,863	55,693	369,556	149,247	518,803

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	174,863	—	174,863	32,811	207,674
Borrowings (i)	779,556	—	779,556	—	779,556
Leases Liabilities	342,030	—	342,030	—	342,030
Derivative financial instruments (i)	—	5,779	5,779	—	5,779
Total	1,296,449	5,779	1,302,228	32,811	1,335,039

(i) The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (See Note 2 for details).

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 26.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Financial asset / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2025
Interest income (i)	26,980	—	26,980
Interest expense (i)	(72,535)	—	(72,535)
Foreign exchange gain (i)	5,826	—	5,826
Gain from derivative financial instruments (ii)	—	2,963	2,963
Finance cost related to lease liabilities	(38,550)	—	(38,550)

	Financial assets / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2024
Interest income (i)	16,048	—	16,048
Interest expense (i)	(40,869)	—	(40,869)
Foreign exchange gains (i)	(37,569)	—	(37,569)
Gain from derivative financial instruments (ii)	—	1,246	1,246
Finance cost related to lease liabilities	(32,938)	—	(32,938)

(i)Included in “Financial Results, net” in the consolidated statement of income.
(ii)Included in “Other operating income, net” and “Financial Results, net” in the consolidated statement of income.

Determining fair values

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 13. This valuation hierarchy provides for three levels. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The level in the fair value hierarchy is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2025 and 2024, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The Group does not have financial instruments allocated to this level for any of the years presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2025 and 2024 and their allocation to the fair value hierarchy:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2025	1,243	1,888	3,131
Short-term investment	2025	89,826	—	89,826
Derivative financial instruments	2024	1,148	8,448	9,596
Short-term investment	2024	46,097	—	46,097

Liabilities
Derivative financial instruments	2025	(194)	(5,200)	(5,394)
Derivative financial instruments	2024	(2)	(5,777)	(5,779)

The following table presents the Group’s short term investment that are measured at fair value at December 31, 2025 and 2024:

	2025	2024
Corporate bonds	43,564	—
Government securities	32,995	46,097
Mutual funds	13,267	—
Short-term investment	89,826	46,097

There were no transfers within level 1 and 2 during the years ended December 31, 2025 and 2024.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuatiogn methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	2025	2024

Futures	Quoted price	—	—	1	1,417	852
Options/OTC	Quoted price	—	—	1	(368)	160
NDF	Quoted price	Foreign-exchange curve	Present value method	1	—	134
Interest-rate swaps	Theoretical price	Money market interest-rate curve	Present value method	2	(3,312)	2,671
Public securities	Quoted price	—	—	1	89,826	46,097

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Trade and other receivables, net

	2025	2024
Non-current
Advances to suppliers	37,183	3,316
Income tax credits	8,516	4,639
Non-income tax credits (i)	33,645	26,240
Judicial deposits	2,070	1,816
Other receivables	1,475	2,499
Non-current portion	82,889	38,510
Current
Trade receivables	191,635	87,645
Less: Allowance for trade receivables	(4,782)	(1,114)
Trade receivables – net	186,853	86,531
Prepaid expenses	21,014	18,038
Advances to suppliers	43,994	35,996
Income tax credits	11,847	5,680
Non-income tax credits (i)	66,961	53,522
Receivable from disposal of subsidiary	—	2,900
Receivables from related parties (Note 31)	16,359	—
Other receivables	17,322	10,689
Subtotal	177,497	126,825
Current portion	364,350	213,356
Total trade and other receivables, net	447,239	251,866

(i) Includes US$326 (2024: US$307) reclassified from property, plant and equipment. It also includes US$18 million corresponding to tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2025	2024
Currency
U.S. Dollar	216,969	84,477
Argentine Peso	110,097	70,837
Uruguayan Peso	2,289	2,478
Brazilian Reais	117,884	94,074
	447,239	251,866

As of December 31, 2025 trade receivables of US$36,576 (2024: US$29,123) were past due but not impaired. The aging analysis of these receivables indicates that US$3,985 and US$289 are over 6 months in December 31, 2025 and 2024, respectively.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Trade and other receivables, net (continued)

Delinquency in payments is an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.

Movements on the Group’s allowance for trade receivables are as follows:

	2025	2024	2023
At January 1	1,114	2,888	4,266
Charge of the year	4,724	391	1,874
Unused amounts reversed	(863)	(892)	(1,371)
Used during the year	(24)	(1,129)	(173)
Exchange differences	(169)	(144)	(1,708)
At December 31	4,782	1,114	2,888

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2025, approximately 53% (2024: 64%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 25 well-known multinational companies with good credit quality standing, including but not limited to Camara de comercializacion de energia electrica, Sucres et Denrées S.A., Lartirigoyen y Cía S.A., Asociación de cooperativas, YPF S.A., Bunge Argentina S.A., First SA among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2025 and 2024 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

19.    Inventories

	2025	2024
Raw materials	136,026	101,510
Finished goods (Note 5)	170,245	188,154
	306,271	289,664

20.    Cash and cash equivalents

	2025	2024
Cash at bank and on hand	202,506	137,294
Short-term bank deposits	180,644	73,950
	383,150	211,244

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals

Acquisitions

Acquisition of Profertil S.A.

On December 10, 2025, the Group acquired from Nutrien Ltd. (“Nutrien”) its 50% interest in Profertil S.A. (“Profertil”). The acquisition was executed through a holding subsidiary formed together with a third-party, Asociación de Cooperativas Argentinas (“ACA”), with an 80%-20% ownership structure, respectively. The remaining 50% in Profertil was held by YPF S.A. (“YPF”). The total consideration for the transaction was US$596.3 million which were paid in cash by us and ACA on a proportionate basis. The Company incurred $3.2 million in transaction-related costs. The acquisition was accounted for under the equity method in accordance with IAS 28. Transaction costs were considered part of the cost of the investment at acquisition date.

On December 18, 2025, the Group acquired from YPF the remaining 50% interest it held in Profertil for a total consideration of US$596.3 million. The acquisition was carried out without the participation of ACA. As of December 31, 2025, US$200.0 million were paid. During January and February 2026, the Company paid additional US$350.0 million. The balance will be paid before June 30, 2026.

The acquisition of the initial 50% in Profertil and the subsequent acquisition of the remaining 50% collectively herein is referred as the “Acquisition”. Therefore, after completion of these two transactions, the Group hold a 90% interest in Profertil while ACA retains the remaining non-controlling interest of 10%.

The Acquisition is part of the Group’s strategy to expand its agro-industrial platform and further diversify our revenue base. The Group believes that Profertil is one of the most cost-efficient producers of urea and ammonia globally, with access to competitively priced natural gas and located in a net importing region.

As per the agreement, the Group filed all required documentation with the Argentine Antitrust Authority to seek and obtain antitrust approval. As of the date of these financial statements, antitrust procedures are still ongoing and the Group does not have any certainty when they will be approved. There can be no assurance on the terms in which the Acquisition will be approved by the Antitrust Authority.

The Group has accounted for the Acquisition under the purchase method of accounting in accordance with IFRS 3. Accordingly, the Group has made a preliminary allocation of the estimated purchase price to the assets acquired and liabilities assumed based on their fair values at acquisition date. Goodwill is measured as the excess of the aggregate of consideration transferred, non controlling interest and fair value of previously held interest over the net identifiable assets acquired and liabilities assumed measured at fair value.
Management made significant assumptions and estimates in determining the preliminary fair values of the assets acquired and liabilities assumed in connection with the business combination. The initial accounting for this acquisition is provisional, as certain valuations and other analysis have not yet been finalized. Accordingly, the amounts recognized in these financial statements are subject to adjustments during the measurement period as additional information becomes available regarding facts and circumstances that existed at the acquisition date. Areas subject to refinement include: (1) the fair values of property, plant and equipment; (2) the valuations of off-market components of certain contracts; (3) the recognition and measurement of contingencies and liabilities for unrecognized tax benefits; and (4) other assets and liabilities.

Any measurement- period adjustments will be recognized retrospectively, which may result in a material change to the carrying amounts of assets acquired, liabilities assumed, and the resulting goodwill. We expect to finalize the purchase price allocation by June 30, 2026.

The following table summarizes the fair value of purchase consideration, fair value of the previously held interest in Profertil and non controlling interest in Profertil:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals (continued)

Purchase consideration:
Amount paid in cash	200,000
Amounts to be paid in installments	396,282
Total purchase consideration	596,282
Fair value of previously held interest in Profertil before the business combination	476,847
Non-controlling interest	95,829
Total	1,168,958

The following table reflects the fair value of the net assets acquired:

Cash and cash equivalents	1,007
Trade and other receivables	159,010
Short-term investments	38,688
Inventories	50,286
Right of use assets	9,221
Property, plant and equipment (*)	1,303,071
Intangible assets	10,419
Total Assets	1,571,702
Trade and other payables	(63,304)
Payroll and other liabilities	(7,039)
Borrowings	(80,151)
Lease liabilities	(9,904)
Deferred income tax liabilities	(386,344)
Current income tax liabilities	(41,462)
Provision for other liabilities	(22,744)
Total Liabilities	(610,948)
Net identifiable Assets Acquired	960,754
Add: goodwill	208,204
Net assets acquired	1,168,958
(*) Includes US$1,107 million related to the fertilizer plant complex of Bahia Blanca (Fertilizer Complex).

The Group used a depreciated replacement cost approach to measure the fair value of property, plant and equipment, including the fertilizer plant complex. Under the cost approach, the value is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence. The key judgment and assumptions used include the current replacement cost and physical deterioration factors, including economic useful life and effective age. As a corroborative procedure, an income approach was also performed to assess the reasonableness of the results obtained under the cost approach. Determining the fair value of property, plant and equipment requires significant management judgment and involves the use of significant estimates and assumptions. The valuation was performed with the assistance of an independent valuation specialist.

The fair value of inventory was determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and an appropriate profit margin based on the effort required to complete and sell the inventories.

The fair value of long-term debt was estimated using a discounted cash flow analysis based on current market interest rates for debt instruments with similar terms, maturity and credit risk.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals (continued)

Management has conducted a preliminary assessment of provisions arising from the business operations of Profertil, including but not limited to site restoration provisions and has recognized a provisional amount. The management will continue to review these matters during the measurement period. If new information obtained during the measurement period about facts and circumstances that existed at the date of acquisition identifies adjustments to the provisional amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

All other net tangible assets were valued at their respective carrying amounts, as management believes that these amounts approximate their current fair values.

IFRS 3 requires the remeasurement of the previously held 50% equity interest (PHEI) (acquired on December 10, 2025), in Profertil, at the acquisition-date fair value (December 18, 2025). Management believes that the acquisition-date fair value of the PHEI is best evidenced by the arm's-length all-cash price paid on December 18, 2025, for the remaining 50%, corroborated by an identical arm's-length price paid eight days earlier for the initial 50%. After evaluating the control premium, differences in rights/terms, separate transactions, intervening events, and linked-transaction indicators, the management concluded that no adjustment was necessary to use US$596 million as the acquisition-date fair value of the PHEI.

The non-controlling interest was measured at its proportionate value the NCI’s proportionate share of the acquiree’s identifiable net assets.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, compared to the preliminary valuations would result in a corresponding increase in the amount of goodwill. Conversely, an increase in the fair value of identifiable assets acquired would reduce goodwill. To the extent that adjustments relate to depreciable or amortizable assets, such changes would also affect future depreciation or amortization expense.

Goodwill is primarily attributable to expected synergies from expanding our agro-industrial platform and further diversify our revenue base. The goodwill is not deductible for tax purposes.

Since the Acquisition was closed on December 18, 2025, the consolidated income statement reflects only a 13 day period of operations of the acquired business. The Group reports the results of operations of the acquired business in a new business segment named “Fertilizers”. See Note 3 - “Segment information” for details.

The following table summarizes the revenue and net income (including purchase accounting depreciation) contributed by the acquired business and included in the consolidated statements of income for the year ended December 31, 2025 since December 18, 2025, the date of acquisition:

Period from the date of acquisition to December 31 2025
Revenue	31,147
Net income	3,523

If the acquisition had occurred on January 1, 2025 consolidated unaudited pro-forma revenues and profit for the year, for the year ended 31 December 2025 would have been US$1,998 million and US$61 million, respectively.

Disposals

2025 Disposals Activity

The Group did not complete any disposals during the years ended December 31, 2025.

2024 Disposals Activity

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals (continued)

In April 2024, the Company sold “La Pecuaria” farm, a 3,177 hectares farm located in Uruguay for an aggregate amount of US$ 20.7 million, collected in full at closing. This transaction resulted in a pre-tax gain of US$ 6.1 million included in the line item “Other operating income” in the statement of income for year ended December 31, 2024. Also, an amount of US$ 6.9 million was reclassified to retained earnings out of the revaluation surplus reserve.

2023 Disposals Activity

In September 2023, the Company sold “El Meridiano” farm, a 6,302 hectares farm located in the Province of Buenos Aires, Argentina for an aggregate amount of US$ 48 million, collected in full. This transaction resulted in a pre-tax gain of US$6.3 million included in the line item “Other operating income / (expense), net”. Also, an amount of US$ 13.1 million was reclassified to retained earnings out of the revaluation surplus reserve.

22.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2023	111,382	960,242
Employee share options exercised (Note 23) (1)	—	236
Restricted shares granted and units vested (Note 23)	—	7,528
Purchase of own shares	—	(22,123)
Dividends paid to shareholders	—	(35,000)
At December 31, 2023	111,382	910,883
Employee share options exercised (Note 23) (1)	—	115
Restricted shares granted and units vested (Note 23)	—	7,540
Purchase of own shares	—	(57,066)
Dividends paid to shareholders	—	(35,000)
At December 31, 2024	111,382	826,472
Reduction of issued share capital of the company	(6,000)	(9,000)
Issue of shares in December, 2025	42,490	303,687
Employee share options exercised (Note 23) (1)	—	52
Restricted shares granted (Note 23)	—	20,311
Purchase of own shares	—	(8,623)
Dividends provided for and paid to mayor shareholders	—	(35,000)
At December 31, 2025	147,872	1,097,899

(1)Treasury shares were used to settle these options, units and grants.

Issued of capital

On December 11, 2025 the Company successfully completed a public offering of its shares in the New York Stock Exchange. The Company issued 41,379,311 shares, at a price of US$ 7.25 per share. In addition, on December 17, 2025, the Company issued 1,111,035 shares, at a price of US$ 7.25 per share, as a consequence of the over-allotment option exercised by the underwriters of the public offering, raising an overall amount of approximately US$ 308 million. The expenses related totaled US$ 4.37 million.

Our issued share capital amounts to $221,808,241.50, represented by 147,872,161 shares in issue (of which 5,295,375 are treasury shares) with a nominal value of $1.50 each.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Shareholders' contributions (continued)

Decision of the Extraordinary General Shareholders’ meeting

On June 6, 2025 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $9,000,000 by the cancellation of 6,000,000 shares with a nominal value of $1.50 each held in treasury by the Company.

On October 29, 2025 the extraordinary general meeting of the shareholders of the Company resolved to amend, renew and increase the authorized share capital of the Company to USD 3,000,000,000, including the issued share capital, represented by 2,000,000,000 shares, each with a nominal value of USD 1.5.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On December 11, 2024, the Board of Directors approved the renewal of the program, and also its extension for an additional twelve-month period, ending December 31, 2025.

Repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice.

As of December 31, 2025, the Company repurchased 32,299,783 shares under this program, of which 10,142,208 have been applied to some exercise of the Company’s stock option plan, restricted stock units plan and the grant of restricted shares. In 2025, 2024 and 2023 the Company repurchased shares for an amount of US$10.2 million; US$66.9 million and US$26.2 million respectively.

Dividend distribution

On June 17, 2025, the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments. The first payment of the year 2025, of US$17.5 million (0.1750 per share) was made on May 16, 2025 and the second installment was made in November 19, 2025 (0.1749 per share).

On April 17, 2024 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments. The first payment of the year 2024, of US$17.5 million (0.1682 per share) was made on May 29, 2024 and the second installment was made in November 27, 2024 (0.1740 per share).

On April 19, 2023 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments. The first payment of the year 2023, of US$ 17.5 million (0.1626 per share) was made on May 24, 2023 and the second installment was made in November 24, 2023 (0.1649 per share).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group's subsidiaries with a term of ten years. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted stock units and restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)Option Schemes

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique.

As of the date of these financial statements all options has already been vested and expensed.

The Adecoagro/ IFH 2004 Stock Incentive Option Plan was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options are exercisable over a ten-year period. The 2004 Plan was amended to extend the term to the 20th anniversary of its adoption.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2025		2024		2023
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,270	6.66	1,284	6.66	1,321
Forfeited	5.83	(7)	—	—	—	—
Exercised	8.62	(5)	6.83	(14)	5.83	(37)
At December 31	6.64	1,258	6.66	1,270	6.66	1,284

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2025	2024	2023
May 1, 2034	5.83	400	400	400
May 1, 2035	5.83	358	358	363
January 1, 2036	5.83	90	90	94
February 16, 2036	7.11	84	84	84
October 1, 2036	8.62	326	338	343

(i) On August 2023, the Board of Directors decided to extend the expired date of the Plan.

(b)Restricted Share Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Equity-settled unit-based payments (continued)
the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share or unit shall not be converted into common shares. The maximum number of common shares with respect to which awards may be made under the Plan is 10,315,708, of which 9,728,905 have already been vested. The maximum numbers of common shares are revised annually.

On April 1, 2025, and as a consequence of the Possible acquisition as of that date, from Tether Investment S.A. de C.V. of the controlling interest of the Company, the Board of Directors of the Company decided, as specified in the plan for a circumstance like this, an acceleration of the vesting of all granted restricted shares. At December 31, 2025, the Group recognized compensation expense US$14.9 million related to the restricted stock units granted under the Restricted Share Plan (2024: US$6.8 million and 2023: US$8.6 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Mar 17, 2023	April 20, 2023	Mar 15, 2024	April 19, 2024	March 20, 2025	April 19, 2025
Fair value	7.44	8.12	10.07	10.90	10.79	10.70

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousand)
	2025	2024	2023
At January 1	1,400	1,789	2,301
Granted (1)	1,087	604	549
Forfeited	(2)	(22)	(26)
Vested	(2,403)	(971)	(1,035)
At December 31	82	1,400	1,789

(1) Approved by the Board of Directors of March 11, 2025 and the Shareholders Meeting of June 8, 2025.

24.    Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$88,288 as of December 31, 2025 (2024: US$23,302) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2025, but the Company has distributable reserves in excess of US$914,789.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Legal and other reserves (continued)

In the other reserves line, it is included the benefit that the Company has regarding ICMS conceded by the government of the Estate of Mato Grosso do Sul. In accordance with the Complementary Law 160/17, grants related to ICMS, conceded by any Estate of Brazil, were considered as Investments Grants. This investment grants will not be computed to calculate income tax, since they were accounted as an Equity Reserve. This reserve cannot be distributed, unless income tax is paid on the reserve.

25.    Trade and other payables

	2025	2024
Non-current
Trade payables	—	384
Other payables	700	383
	700	767
Current
Trade payables	226,568	173,157
Advances from customers	21,892	22,609
Amounts due to related parties (Note 32)	705	—
Taxes payable	14,467	9,499
Dividends to be paid	499	703
Payable from acquisition of subsidiary (Note 21)	405,999	—
Other payables	3,030	939
	673,160	206,907
Total trade and other payables	673,860	207,674

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

26.    Borrowings

	2025	2024
Non-current
Senior Notes	759,981	414,638
Bank borrowings	619,940	265,367
	1,379,921	680,005
Current
Senior Notes	20,097	6,858
Bank overdrafts	82	—
Bank borrowings	192,909	92,693
	213,088	99,551
Total borrowings	1,593,009	779,556

As of December 31, 2025, total bank borrowings include collateralized liabilities of US$274,087 (2024: US$3,842). These loans are mainly collateralized by sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Notes 2032

On July 29, 2025, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 7.5%. The Notes will mature on July 29, 2032. Interest on the Notes are payable semi-annually in arrears on January 29 and July 29 of each year. The total proceeds net of expenses was US$ 496.8 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., L3N S.A., Pilagá S.A., Adecoagro Vale do Ivinhema S.A. and Adecoagro Uruguay S.A. are the only Subsidiary Guarantors.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for a total amount of US$500 million, at an annual fixed rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds net of expenses was US$495.2 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of December 31, 2025, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes 2027 and 2032 contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. As of December 31, 2025 and 2024 the Group was in compliance with these financial covenants.

On July 22, 2024, the Company announced a cash tender offer for up to US$100.0 million of the Notes due 2027. As of the closing date of the Tender (August 19, 2024) US$84.36 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled. The total consideration, including the Early Tender Premium, was US$ 980 for each US$1,000 principal amount of Notes. In addition, on July 18, 2025, the Company announced a new cash tender offer for any and all of its outstanding Notes due 2027, for a consideration of US$1,000 for each US$1,000 principal amount of Notes. As of the closing date of the Tender, (July 24, 2025) US$150.9 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled on July 29, 2025. As of December 31, 2025, the outstanding nominal amount is US$264.7 million.

ON Class II 2027

On July 14, 2025, the Company subsidiary “Profertil S.A” issued its second series of Simple Negotiable Obligations (non-convertible into shares), Class 2, with a nominal value of US$ 54,325,110, at a fixed annual nominal interest rate of 7.25%, with a term of 2 years. These obligations will be amortized in a single payment at maturity, with semi-annual interest payments.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Debt maturity breakdown

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	2025	2024
Fixed rate:
Less than 1 year	163,558	69,178
Between 1 and 2 years	461,985	55,952
Between 2 and 3 years	42,641	414,994
Between 3 and 4 years	37,013	356
Between 4 and 5 years	37,442	356
More than 5 years	616,852	35,936
	1,359,491	576,772
Variable rate:
Less than 1 year	49,530	30,373
Between 1 and 2 years	83,053	83,142
Between 2 and 3 years	—	46,593
Between 3 and 4 years	—	2,932
Between 4 and 5 years	12,069	441
More than 5 years	88,866	39,303
	233,518	202,784
	1,593,009	779,556

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between February 2026 and November 2040 and bear either fixed interest rates ranging from 3.10% to 12.65% per annum or variable rates based on base-rates plus spreads ranging from 8.22% to 11.35% per annum.

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between January 2026 and April 2027 and bear fixed interest rates up to 7.5% for those borrowings denominated in U.S. Dollar. and a fixed interest rates of nil in 2025 (2024: 43.0% to 45%) per annum for those borrowings denominated in Argentine pesos.

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2025			2024
		(In millions)		Millions of Brazilian Real		Millions of equivalent Dollars	Millions of equivalent Dollars
Certificados Recebíveis do Agronegócio (CRA) (2)	December, 2019	R$	400.0	R$	400.0	72.7	64.6	November-27	3.80% + IPCA
Debênture (1)	December, 2025	R$	359.9	R$	359.9	65.4	64.6	December-34	4.24% + IPCA
Certificados Recebíveis do Agronegócio (CRA) (2)	July, 2024	R$	400.0	R$	400.0	72.7	64.6	Jul-31 / Jul-34	IPCA + 6.80% /12.65%

(1) Collateralized by long term power purchase agreement (PPA).

(2) This debts were issued with no guarantee.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

The Debenture contains certain customary financial covenants and restrictions which require the Brazilian subsidiaries to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

As of December 31, 2025 and 2024 the Group was in compliance with all financial covenants.

Uruguayan Subsidiaries

The main loans of the Group’s Uruguayan Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31			Maturity date	Annual interest rate
			2025		2024
		(In millions)	Millions of Euros	Millions of equivalent Dollars	Millions of equivalent Dollars
Rabobank	July, 2025	Eu 29.4	Eu 29.4	34.5	—	July, 2027	4.07%

Holding Companies

The main loans of the Group’s Holding Companies are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2025	2024
		(In millions)	(In millions)	(In millions)
Rabobank (1)	Dec-25	US$200.0	200.0	—	November, 2032	6.95%

(1) Collateralized by shares of certain subsidiaries of the Group.

The above mentioned loans contain certain customary financial covenants which require us to meet pre-defined financial ratios. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

As of December 31, 2025 and 2024 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significantly differs from their fair value. The fair value (level 2) of the notes 2027 and 2032 as of December 31, 2025 equals US$259.7 million (2024: US$403.6 million) and US$474.2 million, 98.09% (2024: 97.24%) and 94.83% of the nominal amount, respectively.

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Evolution of the Group's borrowings as December 31, 2025 and 2024 is as follow:

	2025	2024
Amount at the beginning of the year	779,556	904,949
Proceeds from long term borrowings	870,606	126,757
Payments of long term borrowings	(213,936)	(105,749)
Proceeds from short term borrowings	279,900	169,901
Payments of short term borrowings	(256,340)	(239,947)
Payments of interest (1)	(53,172)	(741)
Accrued interest	71,044	23,489
Acquisition of subsidiaries (Note 21)	80,151	—
Exchange differences, inflation and translation, net	29,424	(99,800)
Others	5,776	697
Amount at the end of the year	1,593,009	779,556
(1) Excludes payment of interest related to trade and other payables.

27.     Lease liabilities

	2025	2024
Lease liabilities
Non-current	296,643	287,679
Current	59,959	54,351
	356,602	342,030

The maturity of the Group’s lease liabilities is as follows:

	2025	2024
Less than 1 year	59,959	54,351
Between 1 and 2 years	58,175	65,697
Between 2 and 3 years	49,902	51,325
Between 3 and 4 years	40,325	43,571
Between 4 and 5 years	35,393	35,764
More than 5 years	112,848	91,322
	356,602	342,030

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Lease liabilities (continued)

Changes in the Group’s lease liabilities, net in 2024 and 2025 were as follows:

	Agricultural "partnerships"	Others	Total
Amount at the beginning of the year 2024	357,159	21,351	378,510
Exchange differences	(87,462)	(1,464)	(88,926)
Additions and re-measurement	107,050	10,936	117,986
Payments	(86,276)	(12,202)	(98,478)
Finance cost related to lease liabilities	30,137	2,801	32,938
Closing net book amount	320,608	21,422	342,030

Amount at the beginning of the year 2025	320,608	21,422	342,030
Exchange differences	33,246	3,733	36,979
Acquisition of subsidiaries (Note 21)	—	9,904	9,904
Additions and re-measurement	27,715	10,556	38,271
Payments	(94,561)	(14,571)	(109,132)
Finance cost related to lease liabilities	34,511	4,039	38,550
Closing net book amount	321,519	35,083	356,602

28.    Payroll and social security liabilities

	2025	2024
Non-current
Social security payable	567	1,454
	567	1,454
Current
Salaries payable	8,353	4,077
Social security payable	8,060	4,821
Provision for vacations	15,707	13,314
Provision for bonuses	6,662	10,523
	38,782	32,735
Total payroll and social security liabilities	39,349	34,189

29.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Provisions for other liabilities (continued)

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2024	3,567	32	3,599
Additions	1,327	674	2,001
Used during year	(1,945)	(34)	(1,979)
Exchange differences	124	7	131
At December 31, 2024	3,073	679	3,752
Additions	4,046	645	4,691
Acquisition of subsidiaries (Note 21)	22,744	—	22,744
Used during year	(1,721)	(388)	(2,109)
Exchange differences	(1,043)	(297)	(1,340)
At December 31, 2025	27,099	639	27,738

Analysis of total provisions:

	2025	2024
Non current	22,269	2,244
Current	5,469	1,508
	27,738	3,752

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$98.9 million and US$83.8 million as of December 31, 2025 and 2024, respectively. These amounts include US$95.9 million and US$64.0 million as of December 31, 2025 and 2024, respectively, that refers to a claim of the tax authorities in Brazil of the exclusion of the calculation base of Income Tax of the accelerated depreciation of rural activity as provided for in article 6 of Provisional Measure 2,159-70 / 01 and in Article 325 of the Income Tax Regulation / 18.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2025 and 2024:

			2025	2024
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.98%	99.98%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(d)	Argentina	—	—
Molinos Libres S.A.U.	(a)	Argentina	—	—
Profertil S.A.	(e)	Argentina	90%	—
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema S.A. ("AVI")	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Adecoagro Biogas LTDA. (ex Adecoagro GD LTDA.)	(b)	Brazil	—	—
Monte Alegre Combustiveis Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Adecoagro Agricultura e Participação Ltda.	(b)	Brazil	—	—
Methanum Engenharia Ambiental Ltda.	(b)	Brazil	85%	85%
Angelica Energia Ltda.	(b)	Brazil	—	—
Ivinhema Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Adecoagro Uruguay S.A.	(a)	Uruguay	—	—
Arroz del Plata S.A.	(a)	Uruguay	—	—
Paso Dragón S.A.	(a)	Uruguay	—	—
Adecoagro Chile S.P.A	(a)	Chile	—	—
Holdings companies:
Adecoagro Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	—	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Agro inversora S.A.	—	Argentina	—	—
Avaldi S.A.	—	Argentina	80%	—
Spain Holding Companies	(c)	Spain	—	—
(a) Mainly crops, rice, cattle and others.
(b) Mainly sugarcane, ethanol and energy.
(c) Comprised by (1) wholly owned subsidiaries: Kadesh Hispania S.L.U.; Leterton España S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Texas S.L.U.; Global Neimoidia S.L.U. and 51% controlled subsidiaries; Global Acamante S.L.U.; Global Carelio S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U. Global Anceo S.L.U.Global Hisingen S.L.U.
(d) Mainly dairy.
(e) Mainly fertilizers.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies (continued)

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only common shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses.

31.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Loss included in the statement of income			Balance receivable (payable)/(equity)
			2025	2024	2023	2025	2024

Directors and senior management	Employment	Compensation selected employees	(485)	(7,515)	(8,218)	(11,457)	(17,409)
	Consultant	Payables	(316)	—	—	—	—
	Employment	Receivables	374	—	—	16,359	—
Rio Porá S.A.	Affiliate	Leases / payables	(175)	—	—	(1,602)	—

32.    Material accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

(a) Impairment of non-financial assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independently from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Impairment of Net Assets as of December 31, 2025

As of December 31, 2025, the Group assessed whether there was any indication that assets or cash-generating units may be impaired in accordance with IAS 36. Management noted that the carrying amount of the Group's consolidated net assets of US$ 1,792 million exceeded the Group's market capitalization of US$ 1,130 million as of that date. Accordingly, management considered this circumstance as an external indicator under IAS 36 and performed an assessment of recoverability.

In performing this assessment, management considered all relevant facts and circumstances, including the Group's historical trading pattern, operating performance, forecast cash-generating capacity, and changes in ownership and market trading dynamics during 2025. The Group's share price has traded below book value per share for an extended period of several

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

years, and management has historically performed value in use analyses that demonstrated recoverable amounts in excess of carrying amounts. As of December 31, 2025, management did not identify new adverse operational, economic, or market-specific developments beyond the continuing market discount that would indicate a deterioration in the recoverability of the Group's assets.

Management also considered that, following the 2025 change in control transaction, the Group’s ownership became more concentrated Management further considered that the control transaction price exceeded the prevailing quoted share price, which provided additional contextual evidence that the quoted minority share price may not fully reflect the intrinsic value of the Group.

In addition, on December 18, 2025, the Group acquired Profertil S.A.. Management considered the expected contribution of the acquired net assets and projected cash flows of Profertil S.A. in its assessment. Based on management's current forecasts, the incorporation of Profertil S.A. is expected to increase the Group’s future cash flows and expand the asset base supporting the Group’s value in use compared with the prior year assessment. Accordingly, the acquisition was considered a positive factor in evaluating whether the recoverable amount of the relevant cash-generating units remained in excess of carrying value.

Management concluded that the conditions for applying IAS 36 paragraph 99 were met. Specifically, management determined that: (i) the assets and liabilities comprising the relevant cash-generating units had not changed in a manner that would invalidate reliance on the most recent detailed recoverable amount calculation, other than the addition of Profertil S.A., which was assessed as supportive of recoverability; (ii) the most recent detailed calculation resulted in recoverable amount exceeding carrying amount by a substantial margin; and (iii) based on the analysis of events and circumstances arising since that calculation, the likelihood that the current recoverable amount would be lower than the current carrying amount was remote. Accordingly, management used the most recent detailed value in use calculation as the basis for a roll-forward assessment rather than preparing a full new value in use model as of December 31, 2025.

The roll-forward assessment considered the continued reasonableness of the key assumptions used in the most recent detailed value in use analysis, including the discount rate, long-term growth assumptions, forecast horizon, commodity price assumptions, expected volumes and margins, capital expenditure requirements, and foreign exchange and inflation assumptions. Based on this assessment, management determined that there were no material adverse changes in those assumptions that would reasonably eliminate the previously identified headroom. Management also considered sensitivities in the principal assumptions and concluded that reasonably possible changes, taken individually, would not reduce recoverable amount below carrying amount based on the information available at the reporting date.

Based on the above, management concluded that no impairment charge was required as of December 31, 2025. Management believes that the estimates and assumptions used in its assessment were reasonable and consistent with the information available at the reporting date. However, if future results differ materially from those estimates and assumptions, including as a result of significant increases in discount rates, materially lower operating yields, adverse commodity price movements, climate-related events, crop disease, or significant cost increases, the Group could be required to recognize impairment losses in future periods, which could materially affect its financial position, results of operations, and cash flows.

Key assumptions and sensitivity

Key inputs used in the roll-forward assessment include: discount rate 9.5%, long-term growth rate 2.2%, forecast period of 1 years, and projected operating assumptions based on approved budgets and strategic forecasts.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

The following specific assumptions were considered in the roll-forward assessment:

Key input / driver	Concept	December 31, 2025	December 31, 2024
Commodity / price deck	Corn average price at harvest ($/ton) - ARG	182	204
	Soybean average price ($/ton)	335	300
	International milk powder price ($/ton)	3700	3803
	Domestic white rice price ($/ton)	587	777
	Rice export price ($/ton - FOB)	488	636
	Sugar #11 price (cents/lb)	14	18.7
	Ethanol net price (USD/m3)	522	485.8
	Energy price (USD/MWH)	40	37.5
Volumes / yields / margins	Soybean yield (tons/hect)	2.7	2.5
	Corn yield (tons/hect)	6.7	6.4
	Peanut yield (tons/hect)	3.5	3.4
	Cow productivity (lt/head/day)	38	37.8
	Rice yield (tons/hect)	7.6	6.7
	sugarcane Yield, Ton/ha	74.6	78.5
Capex & maintenance	Maint capex	(161.5)	(143.9)
FX / inflation (incl. IAS 29 impacts, if applicable)		22%/22%	22%/22%

A sensitivity analysis over these assumptions was considered as part of management's assessment. While no impairment was identified as of December 31, 2025, changes in any of these assumptions, particularly increases in the discount rate or reductions in projected margins and cash flows, could reduce available headroom in future periods.

Goodwill

In the case of goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually (every September), or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Each farmland in Argentina and Uruguay represents one CGU. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

    Based on these criteria, management identified a total amount of 29 CGUs as of September 30, 2025 and 30 CGUs as of September 30, 2024.

As of September 30, 2025 and 2024, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

    CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2025 and 2024:

    As of September 30, 2025, the Group identified 6 CGUs in Argentina (2024: 6 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

    The following table shows only the 6 CGUs (2024: 6 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2025	September 30, 2024
La Carolina / Crops / Argentina	291	314
El Orden / Crops / Argentina	279	301
La Guarida / Crops / Argentina	2,708	2,923
Los Guayacanes / Crops / Argentina	3,310	3,573
Doña Marina / Rice / Argentina	5,763	6,220
El Colorado / Crops / Argentina	2,895	3,124
Closing net book value of goodwill allocated to CGUs tested (Note 15)	15,246	16,455
Closing net book value of PPE items and other assets allocated to CGUs tested	147,849	143,202
Total assets allocated to CGUs tested	163,095	159,657

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2025 and 2024.

    CGUs tested based on a value-in-use model at September 30, 2025 and 2024:

As of September 30, 2025, the Group identified 2 CGUs (2024: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections In performing the value-in-use calculation, the Group applied pre-

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are

Key Assumptions	September 30, 2025	September 30, 2024
Financial projections	Covers 5 years for UMA (*)	Covers 5 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 5 years for AVI (**)
Yield average growth rates	0-2%	0-2%
Future pricing increases	2.15% per annum	0.46% per annum
Future cost decrease	0.79% per annum	0.96% per annum
Discount rates	4.0%	5.0%
Perpetuity growth rate	1%	1%

(*) UMA stands for Usina Monte Alegre LTDA.
    (**) AVI stands for Adecoagro Vale Do Ivinhema S.A.

    Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2025	September 30, 2024
AVI / Sugar, Ethanol and Energy	2,986	2,915
UMA / Sugar, Ethanol and Energy	1,120	1,093
Closing net book value of goodwill allocated to CGUs tested (Note 15)	4,106	4,008
Closing net book value of PPE items allocated to CGUs tested	663,211	599,509
Total assets allocated to 2 CGUs tested	667,317	603,517

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2025 and 2024.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The Group’s goodwill and property, plant and equipment balances allocated to the cash generating units with allocated goodwill in Argentina were US$ 15.6 million and US$ 148.2 million, respectively, and goodwill and property, plant and equipment allocated to the cash generating units with allocated goodwill in Brazil were US$ 4.0 million and U$S 773.2 million, respectively as of December 31, 2025.

 (b) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 33.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of such unobservable inputs is significant to the overall valuation of the assets. These inputs are determined based on the best information available, for example by reference to historical information of past

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

practices and results, statistical and agronomic information, and other analytical techniques. The discounted cash flow model includes significant assumptions relating to the cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

The significant assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value (see Note 16).

(c) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment (see Note 10).

(d) Fair value for farmlands and investment property

Property, plant and equipment
Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. The valuation is determined using sales comparison approach. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3) (see Note 12).

Investment property
Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. The changes in the fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net (see Note 14).

(e) Purchase price allocation

The acquisition method of accounting is used to account for all acquisitions. Under this method, assets acquired and liabilities assumed of the Company are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

available, the Company estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount.

Management applied judgement in estimating the fair value of certain identifiable assets acquired, which involved the use of estimates and assumptions, including the timing and amounts of cash flow projections and discount rates, as applicable.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.    Summary of material accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Financial reporting in a hyperinflation economy

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.

Since 2018, when cumulative inflation rate in three years exceeded the 100% threshold, Argentina’s operations are considered to be under hyperinflationary economy for accounting purposes under the terms of IAS 29 and since then, it has been applied IAS 29 in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.

Financial statements of a foreign entity with a functional currency of a country that has a highly inflationary economy, are restated to reflect changes in the general price level or index in that country before translation into U.S. Dollars. In adjusting for hyperinflation, a general price index is applied to all non-monetary items in the financial statements (including equity) and the resulting gain or loss, which is the gain or loss on the entity's net monetary position, is recognized in the income statement. Monetary items in the closing statement of financial position are not adjusted. The Group treated all Argentine subsidiaries as a hyperinflationary economy as all of them have Argentine peso as functional currency. The results and financial position of all foreign entities with a functional currency of a country that has a highly inflationary economy are translated at closing rates after the restatement for changes in the general purchasing power Argentine peso.

The inflation adjustment on the years 2025, 2024 and 2023 was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.315; 2.178 and 3.114, respectively.

The main procedures for the above-mentioned adjustment are as follows:

•Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.

•All items in the income statement are restated by applying the relevant conversion factors.

•The effect of inflation on the Company’s net monetary position is included in the income statement, in "Other financial results" (Note 9).

•The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the application of hyperinflation accounting.

The comparative figures in these Consolidated Financial Statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in a difference between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.    Summary of material accounting policies (continued)

The Consolidated Financial Statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS Accounting Standards as issued by the IASB, effective at the time of preparing these Consolidated Financial Statements have been applied.

The Consolidated Financial Statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, biological assets and agricultural produce, harvested agricultural produced at the point of harvest (except for milk and rice) and farmlands measured at fair value.

The preparation of Consolidated Financial Statements in conformity with IFRS Accounting Standards as issued by the IASB requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements are disclosed in Note 32.

Comparability

The consolidated financial statements for the year ended December 31, 2025, are not directly comparable with the figures for the prior year. This is due to the acquisition of Profertil S.A. on December 18, 2025. Accordingly, the consolidated financial statements should be read in light of these circumstances and the related disclosure in Note 21.

As a result of the acquisition, Profertil S.A. has been consolidated from the acquisition date through December 31, 2025, and the Group’s consolidated statement of income therefore includes Profertil’s results of operations only for a period of 13 days whereas the comparative period does not include any such results. In addition, the statement of financial position of 2024 do not include any amount of Profertil, while it was consolidated as of December 31, 2025.

Application of new and revised International Financial Reporting Standards

•Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2025. The impact of the new and revised standards and interpretations mentioned on these consolidated financial statements is described as follows.

The Company has adopted the following standards and interpretation that became applicable for annual periods commencing on or after January 1, 2025:

Amendments to IAS 21 Lack of exchangeability

Those amendments did not have any material impact on the Company's accounting policies and did not require retrospective adjustments.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.1    Basis of preparation and presentation

•New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 18	Presentation and Disclosures in Financial Statements (1)
Annual improvements to IFRS Accounting	Volume 11 (2)
Standards
Amendments IFRS 9 and IFRS 7	Classification and measurement of financial instruments (2)

1 Effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.
2 Effective for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted.

• On April 9, 2024 IASB issued Presentation and Disclosures in Financial Statements (IFRS 18) to include requirements for the presentation and disclosure of information in financial statements.

In April 2024, the IASB issued IFRS 18 in response to investors’ concerns about comparability and transparency of entities’ performance reporting. IFRS 18 replaces IAS 1 Presentation of Financial Statements. The standard introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. Also, the standard requires disclosure of ‘management-defined performance measures’.

IFRS 18 is effective from 1 January 2027 and has not yet been adopted. The Company is in the process of determining the impact of applying IFRS 18 in its consolidated financial statements and planning to apply IFRS 18 in its interim financial statements for the period ending 31 March 2027 and annual consolidated financial statements for the period ending 31 December 2027.

• On July 18, 2024 IASB issued the amendments listed below as part of the 'Annual improvements to IFRS Accounting Standards - Volume 11'.

Amendments to IFRS 7 Gain or loss on derecognition
Amendments to IFRS 7 Disclosure of deferred difference between fair value and transaction price
Amendments to IFRS 7 Introduction and credit risk disclosures
Amendments to IFRS 9 Lessee derecognition of lease liabilities
Amendments to IFRS 9 Transaction price
Amendments to IFRS 10 Determination of a ‘de facto agent'
Amendments to IFRS 7 Cost method

The Company does not anticipate that the application of these amendments will have a material impact on the Company's consolidated financial statements. These amendments are effective for annual periods beginning on or after January 1, 2026. Earlier application is permitted. The Company has not opted for early application.

• On May 30, 2024 IASB issued Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 Financial Instruments.

The Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2026. Earlier application is permitted. The Company has not opted for early application.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.2    Scope of consolidation

The Consolidated Financial Statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. They also include the Group’s share of the net income of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date that control commences and deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Bargain purchase gain on acquisition”.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amount previously recognized in other comprehensive income in respect of that entity is accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss, except for the related revaluation surplus which is reclassified to retained earnings.

(c) Associates and Joint Ventures

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting , after initially being recognised at cost.

Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost in the consolidated statement of financial position and adjusted thereafter to recognise the group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.3    Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker (the Management Committee in the case of the Company).

33.4    Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in US dollars, which is the Group’s presentation currency.

Argentine currency status

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Financial Statements the application of existing foreign exchange regulations remains uncertain and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

•Payments of services: For services rendered or accrued as from April 14, 2025, third-party payments are accessible immediately, while related-party payments require a 90-day wait from the date of service (extending to 180 days for services prior to that date).

Customs Clearance: Similarly, for both third and related parties, payments for goods officially cleared as of April 14, 2025, are authorized upon the registration of customs entry.

Capital Goods Exceptions: For capital goods, companies may pay 30% in advance and the remaining 70% deferred through the MULC, or choose to pay 100% in advance by debiting USD directly from the company’s account.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, in the line Item “Finance income” or “Finance cost,”as appropriate.

(c) Group companies

The results and financial position of Group entities (except those that has the currency of a hyper-inflationary economy - Argentine subsidiaries) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
•all resulting exchange differences are recognized as a separate component of equity.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.4    Foreign currency translation (continued)
When a foreign operation is sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

33.5    Property, plant and equipment

Farmlands are initially recorded at fair value and are subsequently measured under the revaluation model based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. All other property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition. Under the definition of Property plant and equipment includes the bearer plants, such as sugarcane.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income when they are incurred.

Major overhauls that restore an asset’s service capacity and are required for its continued use are capitalized when the recognition criteria are met and are depreciated over the period until the next major overhaul (generally on a straight-line basis). Costs of renewals and improvements that extend an asset’s useful life and/or improve its service capacity are capitalized when the recognition criteria are met. All other repairs and ordinary maintenance are charged to profit or loss when incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the consolidated statement of income.

33.6    Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. Changes of the fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net.

33.7    Leases

The Group assesses whether a contract is, or contains, a lease at the inception of the contract. A contract is, or contains, a lease when it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control exists when the Group has (i) the right to obtain substantially all of the economic benefits from use of the identified asset and (ii) the right to direct the use of the identified asset.

Leases are recognized as a right-of-use asset and a corresponding lease liability at the date on which the asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.7 Leases (continued)
The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever: (i) the term has changed, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.; (ii) the lease payments change due to changes in an index or rate, or (iii) the lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any

    Short term leases are recognized on a straight line basis as an expense in the income statement.

Accounting as lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee. The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:

•The value of the initial measurement of the lease liability;
•Any lease payments made at or before the commencement date, less any lease incentives; and
•Any initial direct costs incurred by the lessee; and

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

    The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:

•Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
•Amounts expected to be payable by the lessee under residual value guarantees;
•The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease;
•Fixed payments, less any lease incentives receivable;

After the commencement date, the Company measures the lease liability by:

•Increasing the carrying amount to reflect interest on the lease liability;
•Reducing the carrying amount to reflect lease payments made; and
•Re-measuring the carrying amount to reflect any reassessment or lease modifications.

    The above mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term at interest rate used in the discounted cash flow involved a high degree of management’s estimations.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.8    Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill on acquisition is initially measured at cost. being the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. It is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill ais included within “Intangible assets” on the statement of financial position. Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment (see Note 33 (a)). Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 33.10).

33.9    Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses, if any. These intangible assets comprise mainly trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.

33.10 Impairment of assets

Goodwill

The Company conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset may in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of the fair value less costs to sell and value in use. In determining the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 33 (a) for details).

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment, other intangible assets which have finite lives to determine whether a there is any indication that those assets may have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset through the calculation of the fair value, or the value in use, is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, that carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.10    Impairment of assets (continued)

Net assets

At each statement of financial position date, the Group reviews the carrying amounts of its net assets, to determine whether there is any indication that those assets may be impaired. If any such indication exists, such as when the carrying value of the net assets is higher than the market capitalization of the Company, the recoverable amount of the net assets is estimated using of the value in use, in order to determine if there is a potential impairment. In determining the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

33.11    Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower peanuts and rice), sugarcane and livestock (growing herd and cattle for dairy production).

The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for dairy production. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.
 Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques.

Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of the agricultural produce at the point of harvest is generally derived from market determined prices.

A general description of the determination of fair values based on the Company’s business segments follow:

•Growing crops including rice:

Growing crops, for which biological growth is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.11    Biological assets (continued)

The fair value of growing crops including rice is measured based on a formula, which takes into consideration the estimate of crop yields, estimated market prices and costs, and discount rates. Estimated yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops including rice to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

•Growing herd and cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs in the markets where the Group operates.

•Sugarcane:

Sugarcane planting costs form part of Property plant and equipment. The agricultural produce growing on sugarcane is classified as biological assets and are measured at fair value less cost to sell. The fair value of agricultural produce growing on sugarcane depends on the variety, location and maturity of the plantation.

Agricultural produce growing in the Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on the agricultural produce growing in the sugarcane consists mainly of labor, agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value through a discounted cash flow model. Estimated revenues are based on estimated yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance and land leasing among others. These estimates are discounted at an appropriate discount rate.

33.12    Inventories

Inventories comprise raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

Harvested agricultural produce (except for rice and milk) is measured at net realizable value until (“NRV”) the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at NRV. Changes in NRV are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and NRV. Cost is determined using the weighted average cost. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs, which have been incurred when bringing the inventory to its present location and condition. The NRV value is the estimated selling price in the ordinary course of business less selling expenses. At each year end, management assesses NRV and recognizes a write-down in profit or loss when inventories are carried above NRV

33.13    Financial assets

(a) Classification

Financial assets are classified in the following categories: at fair value through profit or loss and at amortized cost, namely loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition (see Note 17).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.13    Financial assets (continued)
(b) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income and subsequently are carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of income within “Other operating income, net” in the period in which they arise.

If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 33.15.

(c) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. This right must not be contingent on future events and must be enforceable in any case.

33.14    Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges markets. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. The method of recognizing gains or losses on derivatives depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’. The Group designates certain derivatives as hedges of the foreign currency risk associated with highly probable forecast transactions (cash flow hedge).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.14    Derivative financial instruments and hedging activities (continued)
The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the instruments that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The effective portion of the gain or loss on the instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within "Finance income” or “Finance cost,”as appropriate.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion is recognized in the statement of income within "Finance income” or “Finance cost”, as appropriate.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

33.15    Trade and other receivables and trade and other payables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In the case of receivables, less allowance for trade receivables.

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

33.16    Short-term investment

Financial assets at fair value through profit or loss are valued at the initial recognition and subsequently at fair value and recognizing the variation in the Statement of income in the line Financial results.

33.17    Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

33.18    Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

33.19    Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
33.19    Provisions (continued)

Provisions are reviewed at each reporting date and are adjusted to reflect current estimates. The increase in a provision due to the passage of time (unwinding of the discount) is recognized in the statement of income.

Asset Retirement Obligation is recognized when a legal or constructive obligation exists due to a past event, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. The liability is initially measured at the present value of the expected future restoration costs, with a corresponding amount capitalized as part of the cost of the related property, plant, and equipment. Subsequently, the asset is depreciated over its useful life, while the provision is adjusted for changes in estimates or discount rates and increased over time through accretion expense (unwinding of the discount) recognized in profit or loss as a finance cost.

Contingent liabilities

Contingent liabilities represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events that are not recognized because either (i) it is not probable that an outflow of resources will be required to settle the obligation, or (ii) the amount cannot be measured reliably. Contingent liabilities are not recognized in the financial statements, but are disclosed when significant, as required by IAS 37.

33.20    Onerous contracts

An onerous contract is considered to exist where the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.The Group enters into contracts, which require the Group to sell commodities in accordance with the Group's expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

33.21    Current and deferred income tax

The Group’s tax benefit or expense for each year comprises the charge for current tax payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) effective in the countries where the Group’s subsidiaries operate and generate taxable income.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.21    Current and deferred income tax (continued)

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

33.22    Revenue Recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, and fertilzers, among others). These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control vary depending on the individual terms of the contract of sale. Where product sales include exports, control is typically transferred in accordance with the applicable contractual shipping terms (for example, when the product is dispatched under the agreed FOB clause for export shipments). For local market sales, control is typically transferred upon dispatch and/or delivery at the location or transport terms specified and agreed with the customer.

The Group also provides certain agricultural-related and logistic services such as logistics and terminal services to third parties; grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The Group leases owned farmland property to third parties under operating lease agreements. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 25-year power agreement for the sale of electricity which expires in 2042. The delivery period starts in April and ends in November of each year. The Group is also a party to a 15-year power agreement which delivery period starts in March and ends in December of each year, this agreement will expire in 2025. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under this agreement is recorded based upon output delivered.

33.23    Farmlands sales

The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.

Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.24    Assets held for sale and discontinued operations

When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations, or a subsidiary acquired exclusively with a view to resale, it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Group. Assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a disposal rather than through continuing use. This condition is regarded as met only when management is committed to the sale (disposal), the sale (disposal) is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale (disposal) in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

33.25    Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year. Diluted net earnings per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

33.26    Equity-settled share-based payments

The Group issues equity settled share-based payments to certain directors, senior management and employees. Options under the awards were measured at fair value at the date of grant. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

33.27    Research and development

Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.

34.    Recent developments

Acquisition by Tether Investment S.A. de C.V. of more than 70% of the Company’s common shares

On March 28, 2025, pursuant to the terms of a Transaction Agreement (the “Transaction Agreement”), Tether Investments S.A. de C.V., a corporation organized under the laws of El Salvador (“Tether” or our “controlling shareholder”) commenced an Offer to Purchase (the “Offer”) to acquire up to 49,596,510 common shares of the Company at a price in cash of U.S.$12.41 per common share (representing, when added to the common shares already owned by Tether, approximately 70% of the outstanding common shares of the Company), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025. The Offer closed on April 25, 2025, with Tether acquiring approximately 70% of the outstanding common shares of the Company. Subsequently to the closing of the Offer, Tether purchased additional common shares of the Company in the open market (4,756,273 shares) and in December 2025, it also participates in the Public offering purchasing 30,344,827 shares (Note 22). As of December 16, 2025, Tether owns 105,880,368 common shares of the Company, representing approximately 74.3% of the outstanding common shares of the Company.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.    Recent developments (continued)
Brazilian consumption tax reform

The Consumption Tax Reform applicable exclusively to Brazil, enacted on January 16, 2025 introduced the ‘dual VAT’, which is composed of the Tax on Goods and Services (IBS) and the Contribution on Goods and Services (CBS). The CBS, under federal jurisdiction, will replace the PIS/COFINS contributions, while the IBS, under state and municipal jurisdiction, will replace the existing ICMS and ISS taxes. The reform also introduced the Selective Tax (IS), under federal jurisdiction, with differentiated tax rates applicable to goods and services deemed harmful to health and the environment.

The reform will be implemented starting in 2026 and will include a transition period through 2032, during which both the former and the new Brazilian tax systems will coexist. The tax rates applicable to the new taxes are still subject to regulation through complementary legislation and will be submitted for review by the Brazilian National Congress.

Based on the above, there is no impact from the Brazilian tax reform on the financial statements as of December 31, 2025. The Company is assessing the extent to which the Tax Reform may affect its future results of operations, taxable positions, cash flows, pricing, recoverability of tax credits, and other assumptions used in the measurement of assets and liabilities under IFRS, including assumptions relevant to impairment assessments and the recoverability of deferred tax assets, where applicable. Because the remaining regulations have not yet been fully enacted and the practical application of certain provisions is still subject to clarification, the Company is not yet in a position to reasonably estimate the full financial statement impact, if any, of the Tax Reform.